Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Saucy Brew Works, LLC
2885 Detroit Ave.
Cleveland, OH 44113
saucybrewworks.com

Up to $4,999,999.68 in Class C Units at $0.52
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Saucy Brew Works, LLC
Address: 2885 Detroit Ave., Cleveland, OH 44113
State of Incorporation: OH
Date Incorporated: June 15, 2015

Terms:

Equity

Offering Minimum: $9,999.60 | 19,230 shares of Class C Units
Offering Maximum: $4,999,999.68 | 9,615,384 shares of Class C Units
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $0.52
Minimum Investment Amount (per investor): $249.60

Co-Issuance

Co-Issuer: Saucy Brew Works SE2 LLC

Address: 2885 Detroit Ave., Cleveland, OH 44113 State of Incorporation: OH Date Incorporated: April 19, 2021

Investors will make their investments by investing in interests issued by the co-issuer, Saucy Brew Works SE2 LLC, for this offering, which is a special purpose vehicle ("SPV").

Instead of issuing its securities directly to investors, the Company, Saucy Brew Works LLC, has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by the Company and is a co-issuer of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert rights under State and Federal law, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities. As a result, an investor investing in the Company indirectly through the SPV will have the same relationship to the Company's securities, in terms of number and rights, as if the investor invested directly in the Company as a Class C investor.

In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Maximum number of Units offered subject to adjustment for bonus Units. See Bonus info below.*

Investment Incentives & Bonuses*

Early Bird

Invest $500 within the first 72 hours and receive 20% bonus Units

Invest $500 within the first 7 days and receive a $50 Digital Gift Card*****

Invest $250 within the first 7 days and receive a $25 Digital Gift Card***** + Investor Day Invite (swag and large ticket giveaways included)

Loyalty Bonus

Repeat Investors will receive 25% bonus Units****

Volume Tiers

Minimum Investment - $250

Minimum Investment Perk - Invest the minimum investment amount for the offering and receive $100 gift card, for use in-store at any of our brewpubs.

Tier 1 - $500 - Three (3) -month subscription to the Saucy Coffee Club (redeemable within any of the Saucy Coffee brewpubs) + $100 Gift Card*****+ Investor Day Invite**

Tier 2 - $1,000 - Saucy "Family" Print**, featuring all your favorite Saucy characters + Tier 1 Perks

Tier 3 - $5,000 - Five (5) Bags of Saucy Coffee (House Roast, Gotta Grind, Lined In Choc, Bright Eyed, Good Clean Fun) +

$250 in "Saucy Bucks****** Tier 1 and 2 Perks

Tier 4 - $10,000 - One (1) Saucy Branded Hard Koozie and One (1) Saucy Branded Tumbler + $250 in "Saucy Bucks******+ Tier 1, 2 and 3 Perks

Tier 5 - $25,000 - Brew your own Beer! Come in for a day******* and work with our Chief Brewing Officer on recipe creation*"'''*" and the Head of Marketing & Design on the name of your individual draft beer release+ $500 in "Saucy Bucks******+ Tier 1, 2, 3 and 4 Perks

** Will be sent a print file available for download

*** Subject to approval from the Chief Brewing Officer

**** Repeat investors must use the same email registered on StartEngine that was used for the original investment.

***** Digital Gift Cards are only redeemable in-store through the company's point-of-sale software, i.e. not for use on the Company's online Shopify store. These will be sent out shortly after their investment is closed on.

****** Saucy Bucks will be delivered electronically and be for use in a specific merchandise catalog provided from Saucy Brew Works. Investors will receive Saucy Bucks shortly after their investment is closed on.

******* Travel and lodging expenses not included

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Saucy Brew Works, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. owner's bonus.

This means eligible StartEngine Unit holders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $0.52/unit, you will receive and own 110 Class C units for $52. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus also will have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Founded in 2015, Saucy Brew Works, LLC ("Saucy" or the "Company") is a lifestyle brand firmly anchored in the art of brewing. Saucy manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

At Saucy, beer is more than just a beverage; it's an emblem of celebration and connection. However, our vision stretches far beyond the confines of hops and malt. Saucy is synonymous with the all-encompassing moments that take place over a steaming cup of coffee during sunrise or a crisp beer shared with friends at sunset. We believe that life is a collection of

these magical instants, and our purpose is to magnify this joy through each of our carefully curated offerings.

Saucy Brew Works is on a mission to cultivate a sense of belonging. This mission is woven into every step we take, every product we craft, and every choice we make. Saucy is a brand where passion for brewing and a dedication to creating memorable moments intersect. Every sip becomes a testament to the art of slowing down, embracing authenticity, and sharing stories with those around us. Allow your Saucy Side to flourish and embrace the uniqueness that defines you – we're here to raise a toast to your individuality and celebrate it.

Saucy Brew Works, LLC has six wholly-owned subsidiaries: 1436 West 48th LLC ("48th Street"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit"), and Saucy Brew Works Sandusky, LLC ("Sandusky"), and Cartridge Acquisition, LLC (collectively, the Company). Cartridge Acquisition, LLC owns approximately fifty-two percent (52%) of the issued and outstanding membership interests of Cartridge Brewing, LLC.

In addition, the co-issuer for this offering, Saucy Brew Works SE2 LLC, is an Ohio LLC that was created for the exclusive purpose of directly acquiring, holding and disposing of Class C membership interests in the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 et seq. ("Regulation Crowdfunding"). The Co-Issuer will have no other operating activities outside of its investment into the Issuer. The Co-Issuer will be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment. The Issuer will bear all costs and expenses attributable to the Co-Issuer activities, and shall reimburse the Co-Issuer for all such costs and expenses paid thereby on behalf of the Company.

Competitors and Industry

Saucy Brew Works sits within two thriving legendary markets that are well-known for their continuous innovation. The global craft beer market size was $95.23 billion in 2020 and is projected to grow from $102.59 billion in 2021 to $210.78 billion in 2028 at a CAGR of 10.83%. In parallel, the global foodservice coffee market is projected to grow substantially, from $420.31 billion in 2022 to $554.02 billion by 2029, at a CAGR of 4.0%.

With a focus on brewing and coffee, Saucy caters to a diverse consumer base seeking both product authenticity and memorable experiences. The craft beer market in particular has shown consistent year-over-year growth, surpassing industry averages. Saucy Brew Works believes it is positioned to tap into these markets, with anticipated revenues soaring from $2.9 million in 2019 to a projected $12.6 million in 2023.

The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Masthead Brewing Co., and Rhinegeist Brewery, as they introduce new products and expand their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically, and adding more SKUs and styles.

Current Stage and Roadmap

Current Stage

We use the "pub and spoke" approach; a production facility that supplies smaller, neighborhood-oriented pubs. Our belief? It's not about mere beer distribution – it's about anchoring ourselves in each locality, about igniting a fire of awareness that spreads through the community. Our journey is one of evolution, one where every expansion is an opportunity to transform communities and raise a toast to the power of unity and authenticity. As we forge stronger connections through our establishments and community partnerships, we'll fine-tune our distribution strategy to nurture robust growth within each unique market. This approach ensures that our presence is deeply felt, enriching the experience for everyone.

Our dedication extends to cultivating both our people and our culture. At the heart of our endeavors lies a central principle: to equip our employees with opportunities and training that propel their careers forward, granting them a true stake in our brand's success. Recognizing that our team's growth is intertwined with our company's growth, we're committed to investing in them. We're confident that as we pour into our team, they'll reciprocate by pouring their dedication back into the company, thereby playing an instrumental role in fostering the vibrant communities we proudly call home.

Beyond brewing, we're architects of unforgettable moments that illuminate every part of your day. While beer remains our heart, our purpose extends far beyond. Your investment isn't just about numbers; it's about amplifying these moments, expanding our family of enthusiasts, and breathing life into a space where every individual can truly live and enjoy every bit of life.

Future Roadmap

We are working to bring additional products to market, including Non-Alcoholic beer, Seltzers, Cold Brew Nitro Coffee and other Ready-To-Drink options. In addition to this SKU innovation, we are looking to continue our geographical expansion to help grow our ever-expanding footprint.

The Team

Managers

Name: Brent Zimmerman

Brent Zimmerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, and Manager
  Dates of Service: June, 2015 - Present
  Responsibilities: Overall direction and growth, along with fundraising and strategic partnerships. Zimmerman receives an annual salary of $170,000 and holds 11,128,050 Class B Units and 509,335 Class A Units.

Other business experience in the past three years:

- Employer: JJCBUS
  Title: CEO
  Dates of Service: December, 2010 - Present
  Responsibilities: Raised equity to fund eight Jimmy John's franchises, representing a 120-person operation with over $7 million in revenue.

Other business experience in the past three years:

- Employer: Brent Zimmerman Development LLC
  Title: Real Estate Developer
  Dates of Service: March, 2015 - Present
  Responsibilities: Developed over $200 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Other business experience in the past three years:

- Employer: Airriva
  Title: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Sit on the board of a tech-forward, next-generation lodging company that combines unique stays with the consistency of a hotel experience.

Other business experience in the past three years:

- Employer: Saucy Brew Works SE2 LLC
  Title: Manager
  Dates of Service: April, 2021 - Present
  Responsibilities: Managing incoming investments / investors.

Other business experience in the past three years:

- Employer: (re)spring
  Title: CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:

- Employer: Sleep Over Management LLC
  Title: Co-Founder
  Dates of Service: January, 2022 - Present
  Responsibilities: Managing incoming investments/ investors.

Name: Matthew Shubeck

Matthew Shubeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer
  Dates of Service: January, 2020 - Present
  Responsibilities: Operations and forecasting. Shubeck holds 2,472,900 Class B Units and 135,823 Class A Units and receives an annual salary of $170,000.

Other business experience in the past three years:

- Employer: Sleep Over Management LLC
  Title: Accounting Controller
  Dates of Service: April, 2022 - Present
  Responsibilities: Accounting and budgeting.

Name: Eric Anderson

Eric Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Brewing Officer and Co-Founder
  Dates of Service: April, 2016 - Present
  Responsibilities: Brewery operations and creative direction. Anderson received an annual salary of $170,000 and holds 7,418,700 Class B Units.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven equity prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by a competitor in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a competitor in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred equityfinancings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equitycould be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equitycould be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Innovation Products (i.e. Cold Brew Coffee, Ready-to-Drink Beverages, Seltzers, Non-Alcoholic Beers). Delays or cost overruns in the development of our Innovation Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class C Unit that an investor is buying has voting rights attached to them. This means you will have no ability or limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Saucy Brew Works LLC was formed on July 9, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Saucy Brew Works LLC has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company Is Dependent on Its Distributors:
The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the reliance of its distributors on major beer producers for a large percentage of their revenue, and therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

The success of our brand depends upon the positive image that consumers have of it:
Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Distributions
The Company is not required to distribute any profits, and the Company's manager may, in its sole discretion, reinvest any profits into the Company's operations.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.:
Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Hubbard	36,291,791	Class A Units	30.51%
Paul Hubbard	1,648,600	Class B Units	

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,615,384 of Class C Units.

Class A Units

The amount of security authorized is 98,566,249 with a total of 98,566,249 outstanding.

Voting Rights

One vote per Class A Unit.

Material Rights

A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members holding Class A Units, each of whom may be referred to individually as a "Class A Member."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this disclosure, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class B Units

The amount of security authorized is 24,729,000 with a total of 24,729,000 outstanding.

Voting Rights

One vote per Class B unit.

Material Rights

Inspection Rights. The holders of Class B Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this disclosure, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class C Units

The amount of security authorized is 1,506,696 with a total of 1,506,696 outstanding.

Voting Rights

The Company will be issuing up to an additional 9,615,384 Class C Units to the Co-Issuer which will, in turn, offer a similar number of common membership units to Investors in this Offering Memorandum. There are no voting rights associated with Class C Units.

Material Rights

Investors will make their investments by investing in interests issued by the co-issuer, Saucy Brew Works SE2 LLC, for this offering, which is a special purpose vehicle ("SPV"). Rather than directly issuing securities to investors, Saucy Brew Works LLC has chosen to issue its securities to the SPV. The SPV, established by the Company, acts as a co-issuer for the securities offered in this initiative.

The SPV's sole purpose is to acquire, hold, and manage the Company's securities directly. Consequently, an investor participating indirectly in the Company through the SPV will have an equivalent relationship to the Company's securities, both in terms of quantity and rights, as if they were a direct Class C investor in the Company.

———

A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Offering Memorandum, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to

any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro-rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this disclosure, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

What it means to be a minority holder

As a holder of Class C Units of the Company (via the SPV), you will be an indirect minority owner of the Company with limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company, which is held through the SPV, could be diluted due to the Company's issuance of additional Units. In other words, when the company issues more Units, the percentage of the Company that you own through the SPV will go down, even though the value of the cCompany may go up. This increase in number of Units outstanding could result from a new offering or due to the conversion of certain instruments (for example, Convertible Notes) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before the issuance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class C Units
  Type of security sold: Equity
  Final amount sold: $1,051,661.00
  Number of Securities Sold: 1,045,631
  Use of proceeds: Geographical expansion of the business.

Date: December 23, 2020
Offering exemption relied upon: Regulation CF

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $2,350,000.00
  Number of Securities Sold: 14,006,133
  Use of proceeds: Purchase of land for our Independence, OH production facility.
  Date: December 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $1,265,907.00
  Number of Securities Sold: 10,900,000
  Use of proceeds: As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.
  Date: April 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $440,000.00
  Number of Securities Sold: 3,933,391
  Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
  Date: May 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 3,783,784
  Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
  Date: October 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class C Units
  Type of security sold: Equity
  Final amount sold: $403,465.00
  Number of Securities Sold: 451,330
  Use of proceeds: Geographical expansion of the business.
  Date: December 23, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Business Acquisition: On December 1, 2022, the Company entered into a membership interest purchase agreement (Purchase Agreement) to acquire approximately 52% of the outstanding member units of Cartridge Brewing, LLC (Cartridge). As part of the acquisition, the certain existing members of Cartridge retained approximately 48% non-controlling interest, valued at $155,874. The acquisition was accounted for in accordance with GAAP and was made to obtain customer lists and expand the Company's offerings related to the operation of craft breweries and restaurants. The acquisition price was $166,316, which was financed through promissory notes to the sellers. The accompanying consolidated financial statements include the financial results of the acquisition from the acquisition date through December 31, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:

Cash $51,307

Inventories 102,094

Property and equipment 2,291,922

Operating lease right-of-use asset 2,269,183

Prepaid expenses and other assets 67,060

Total assets acquired: $4,781,566

Liabilities assumed:

Accounts payable 250,948

Accrued expenses 77,219

Lines of credit 375,246

Long-term debt 1,465,949

Operating lease liability 2,286,243

Total liabilities assumed: $4,455,605

Net assets acquired 325,961

Less: Fair value of non-controlling interest 155,874

Total identifiable net assets 170,087

Purchase price 166,316

Gain on acquisition $ 3,771

The gain is recorded in other income (expense) on the consolidated statement of operations. The gain was a result of the group of majority owners wanting to exit the business in a quick and efficient manner as they no longer had the ability to commit any further capital into the business.

Performance of Financial Statements: The following discussion of our financial condition and results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering Circular.

Revenue. Net revenue increased by $1,671 thousand, or 23% to $8,815 thousand for the year ended December 31, 2022 from $7,144 thousand for the year ended December 31, 2021. This change was primarily driven by an increase in organic retail revenue within our brewpubs, geographical expansion into the Sandusky market, along with the acquisition of Cartridge Brewing.

Cost of Goods Sold. Cost of Goods Sold increased by $426 thousand, or 7%, to $6,825 thousand for the year ended December 31, 2022, as compared to $6,399 thousand from the year ended December 31, 2021. This change was driven by an increase in food and labor costs resulting from rising inflation, along with the opening of the Sandusky brewpub and the acquisition of Cartridge Brewing. This increase was offset by the receipt of the employee retention tax credit from the Internal Revenue Service totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022.

Gross Profit. Gross profit increased by $1,245 thousand to $1,989 thousand for the year ended December 31, 2022 from $744

thousand for the year ended December 31, 2021. Selling, General, and Administrative Expenses.

Selling, general, and administrative expenses increased by $949 thousand, or 24%, to $4,853 thousand for the year ended December 31, 2022 from $3,904 thousand for the year ended December 31, 2021. This change was driven by an increase in headcount on the sales and management team, the opening of the Sandusky brewpub and the acquisition of Cartridge Brewing. This increase was offset by the receipt of the employee retention tax credit from the Internal Revenue Service totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022.

Operating Loss. Our operating loss for the year ended December 31, 2022, decreased to an operating loss of $2,863 thousand from an operating loss of $3,160 thousand for the year ended December 31, 2021.

Other Income (Expense). Our other income (expense) increased by $525 thousand to $646 thousand for the year ended December 31, 2022, from $121 thousand for the year ended December 31, 2021. This change was primarily driven by the sale of land in Independence, Ohio, the forgiveness of the Company's Paycheck Protection Program loan, and a grant from the city of Sandusky. These were offset by the increase in interest expense as a result of rising interest rates.

Net Loss. Our net loss for the year ended December 31, 2022, decreased to a net loss of $2,216 thousand from a net loss of $3,038 thousand for the year ended December 31, 2021.

Historical results and cash flows:

At December 31, 2022 and 2021, the Company had cash of $261 thousand and $115 thousand, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities increased by $264 thousand to $1,276 thousand for the year ended December 31, 2022, from $1,012 thousand for the year ended December 31, 2021. This change was primarily driven by the Company operating at a net loss for the year ended December 31, 2022. Cash Flows Provided By (Used In) Investing Activities.

Cash flows provided by (used in) investing activities increased by $3,539 thousand to cash provided by investing activities of $2,442 thousand for the year ended December 31, 2022 from cash used in investing activities of $1,097 thousand for the year ended December 31, 2021. This change was primarily driven by the Company's sale of land in Independence, Ohio and the acquisition of Cartridge Brewing, offset by the build-out of the Sandusky brewpub. Cash Flows Provided By (Used In) Financing Activities. Cash flows used in financing activities increased by $3,161 thousand to cash used in financing activities of $1,019 thousand for the year ended December 31, 2022 from cash provided by financing activities of $2,142 thousand for the year ended December 31, 2021. This change was primarily driven by the Company refinancing its debt, offset by less member contributions during the year ended December 31, 2022.

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company had $261 thousand of cash on hand, along with $137 thousand in accounts receivable and $4 thousand of equity subscription receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised will be used to help supplement the financing for future product innovation and the geographical expansion of the Company including, but not limited to, purchase property and equipment, build-out of the respective locations, and to fund the initial working capital requirements of those new locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises. Prior to the recent global pandemic, the Company was expected to be at breakeven levels by the summer of 2020 and profitability prior to the fiscal year ending December 31, 2020. However, due to the pandemic, the construction was delayed as a result of the pandemic and profitability is expected to be reached during 2024 as the Company will now have five operating brewpubs. This capital raise is one piece of the overall puzzle to ensure that the Company can continue to expand and grow its customer base.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the Company has cash on hand it believes sufficient to fund the working capital needs for the next three months without additional capital infusions. The Company expects to be profitable by mid-2024 and should be able to self-sustain at that point without additional capital infusions. As noted above, we have other potential sources of capital to bridge any needs. However, the Company will utilize this capital raise as a piece of the puzzle to finalize certain product innovation and geographical expansion projects.

If minimum offering is met, the Company will have to adjust expenditures or increase revenues while looking for additional financing options to sustain operations through 2024.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is met, the Company would likely only need to raise capital on an as-needed basis to fund any new projects.

If the maximum offering is met, the management does not expect to have to raise additional capital until after 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has good banking relationships with regional banks and the Company has discussed potentially expanding the current lines of credit currently in place. The Company also has the right to make mandatory cash calls to the Class A Members.

The below indebtedness comments are taken from the Company's December 31, 2022 audited financial statements. Any material changes from December 31, 2022 through August 31, 2023 noted below.

Indebtedness

- Creditor: Regional Bank - Lines of Credit
  Amount Owed: $0.01
  Interest Rate: 9.95%
  Maturity Date: December 31, 2021
  Interest Rate: Prime + 1.45%. At December 31, 2022 and 2021, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (7.50% and 3.25% at December 31, 2022 and 2021, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2022 and 2021, the revolving line of credit had an outstanding balance of $0 and $100,000, respectively. As of September 30, 2023, the Company has $100,000 outstanding on this line of credit.

- Creditor: Regional Bank
  Amount Owed: $99,913.00
  Interest Rate: 11.25%
  Interest Rate: Prime + 2.75%. At December 31, 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2022, the revolving line of credit had an outstanding balance of $99,913. In August 2023, the Company paid down this line in full and has the ability to borrowing against it for future capital needs

- Creditor: Online Lending Service
  Amount Owed: $32,041.00
  Interest Rate: 22.36%
  Maturity Date: March 31, 2023
  In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a line of credit (the "BlueVine Line") for the principal amount of $32,041. The BlueVine Line requires monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line is collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the BlueVine Line is $17,489. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line.

- Creditor: County
  Amount Owed: $226,833.00
  Interest Rate: 2.5%
  Maturity Date: June 01, 2027
  In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly principal and interest payments of $4,525 through May 2027, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2022 and 2021, the outstanding balance of the County Loan is $226,833 and $274,809, respectively

- Creditor: Financial Institution
  Amount Owed: $465,000.00
  Interest Rate: 4.87%
  Maturity Date: December 31, 2027
  In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note required monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note was collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021, the outstanding balance of the Warehouse Note was $470,473. During May 2022, the Company paid off the outstanding balance of principal and accrued interest and the Warehouse Note was closed. In December 2022, the Company entered into a new Warehouse Note with a different financial institution. The new Warehouse Note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The new Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2022, the outstanding balance of the new Warehouse Note was $465,000.

- Creditor: Regional Bank
  Amount Owed: $1,432,626.00
  Interest Rate: 14.0%
  Maturity Date: March 31, 2031
  Interest Rate: 11.25% (Prime + 2.75%). In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Acquisition Note") for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. The Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 has been classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined.

- Creditor: Regional Bank
  Amount Owed: $17,491.00
  Interest Rate: 3.5%
  Maturity Date: January 31, 2027
  In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Van Note") for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the Van Note is $17,491. In March 2023, the Company paid off the remaining outstanding balance of the Van Note.

- Creditor: 2019 - Convertible Note Holders
  Amount Owed: $64,142.00
  Interest Rate: 13.0%
  Maturity Date: January 31, 2024
  In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes was $662,189, which includes interest paid-in-kind of $187,188. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note

holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2022, outstanding interest paid-in-kind on the 2019 Convertible Notes totaled $64,142.

Related Party Transactions

- Name of Entity: Related Party Members
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory notes
  Material Terms: Amount Owed: $650,000 Interest Rate: 10.0% Maturity Date: February 28, 2024 In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2024. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. As of December 31, 2022 and 2021, the total outstanding balance of the 2020 Notes is $650,000.

- Name of Entity: Related Party Member
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Line of Credit
  Material Terms: Amount Owed: $450,000 Interest Rate: Prime Maturity Date: On-Demand During June 2021, the Company issued an unsecured line of credit (the "Member LOC") for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2022 and 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2023.

- Name of Entity: Related Party Member
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory notes
  Material Terms: Amount Owed: $815,926 Interest Rate: 10.00% Maturity Date: February 2027 During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $815,925.

- Name of Entity: Related Party Member
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Line of credit
  Material Terms: Amount Owed: $431,232 Interest Rate: 10% Maturity Date: On-Demand During March 2022, the Company issued a line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2022, the total outstanding balance of this line of credit is $431,232.

- Name of Entity: Related Party Members
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Series of unsecured promissory notes
  Material Terms: Amount Owed: $180,000 Interest Rate: 10% Maturity Date: On-Demand In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes will accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. As of December 31, 2022, the total outstanding balance of the Cartridge Related-Party Notes is $180,000. In January 2023, the Company raised an additional $220,000 as part of this Note. Proceeds from the Cartridge Related-Party Notes were used to pay off the BlueVine Note and the Van Note referenced above. In August 2023, the Company repaid the related party members in full.

- Name of Entity: Former Cartridge Members
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: series of interest-free promissory notes
  Material Terms: Amount Owed: $166,316 Interest Rate: 0% Maturity Date: Various dates through December 2026 In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semiannual principal payments beginning in December 2023 and mature

at various dates through December 2026. As of December 31, 2022, the total outstanding balance of the Seller Notes is $166,316.

Valuation

Pre-Money Valuation: $64,897,011.40

Valuation Details:

Our valuation is based on a market-accepted EBITDA multiple based on future years projected EBITDA.

To get to this final EBITDA of $8.0mm in 2027, the Company forecasted revenues, of $36.4mm in 2027, and expenses based on historical operating activities, along with the additional revenues expected to be earned at the brewpubs which opened in 2023/2024. The revenue projections were based on comparable restaurants and the related revenue per square foot of those comparables. Expenses were projected based on the historical operating costs of our existing brewpubs.

The multiple used was leveraged from recent mergers and acquisitions in the brewery space, along with using a comparable multiple to other publicly traded companies and the multiples those companies are trading at. Using the projected numbers above, we valued the Company at a 8.1x on projected EBITDA or a 1.8x on projected Revenue, both of which we believe to be reasonable in the context of market valuations today and ultimately get us to our valuation of approximately $65M.

While success cannot be guaranteed, the Company is confident in its ability to continue to execute its growth plan. The Company will be valued using a similar methodology in the future, including any circumstances involving a corporation transaction.

The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium fees
  94.5%
  StartEngine Premium fees

If we raise the over allotment amount of $4,999,999.68, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Geographical Expansion
  30.0%
  30% of the proceeds would be used to fund the geographical expansion of the Company. It would help complete the build-outs at our Independence, OH production facility, our expansion into Charlotte, NC and food / beer trucks to support each market

- Product Innovation
  25.0%
  25% of the proceeds would be used to fund the geographical expansion of the Company. It would help complete the build-outs at our Ohio City Event Space, Saucy Meijer Coffee Shop, Second Columbus OH Saucy Location and , our expansion into Charlotte,

- Working Capital
  15.0%
  15% of proceeds would be to ensure the Company has adequate working capital for all operating locations

- Marketing
  4.5%
  4.5% of the proceeds would be allocated to the marketing budget, allowing the Company to continue to raise awareness of the brand with the hope of expanding the Company's distribution network.

- Debt Reduction
  20.0%
  20.0% of proceeds would be used to reduce debt balances and enhance cash flow of the business. Enhancing cash flow puts the company in a better financial position to execute growth plans.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at saucybrewworks.com (www.saucybrewworks.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saucy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Saucy Brew Works, LLC

[See attached]

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2022 and 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS



Independent Auditors' Report

Members
Saucy Brew Works, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022 and 2021, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works, LLC and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, in 2022, the Company adopted Accounting Standards Codification 842, *Leases*. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 25, 2023

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 261,154	$ 115,272
Accounts receivable	137,115	49,369
Equity subscriptions receivable	4,730	7,037
Inventories	592,290	497,856
Prepaid expenses and other current assets	30,642	268,711
	1,025,931	938,245
PROPERTY AND EQUIPMENT - AT COST		
Land	-	2,165,011
Buildings and building improvements	312,746	312,746
Leasehold improvements	6,579,332	4,589,473
Machinery and equipment	5,166,428	4,593,817
Computer equipment	324,647	259,634
Furniture and fixtures	237,271	188,674
Vehicles	27,752	-
Construction in progress	325,011	570,455
	12,973,187	12,679,810
Less: Accumulated depreciation	4,706,568	3,313,305
	8,266,619	9,366,505
OTHER ASSETS		
Operating lease right-of-use assets	10,950,791	-
Other assets	221,233	151,844
	11,172,024	151,844
	$ 20,464,574	$ 10,456,594
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 548,634	$ 500,000
Current portion of long-term debt	2,796,626	3,801,704
Accounts payable	1,550,043	1,133,086
Accrued expenses and other current liabilities	567,574	333,283
Current portion of operating lease liabilities	694,592	-
	6,157,469	5,768,073
LONG-TERM LIABILITIES		
Long-term debt - Net and convertible notes	1,618,536	695,888
Deferred rent	-	1,146,700
Operating lease liabilities	11,433,969	-
	13,052,505	1,842,588
MEMBERS' EQUITY	1,019,917	2,845,933
NON-CONTROLLING INTEREST	234,683	-
	1,254,600	2,845,933
	$ 20,464,574	$ 10,456,594

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE		
Retail	$ 7,645,885	$ 5,982,214
Wholesale	1,169,544	1,161,794
	8,815,429	7,144,008
COST OF GOODS SOLD		
Retail	4,902,424	4,421,327
Wholesale	1,923,452	1,978,218
	6,825,876	6,399,545
GROSS PROFIT	1,989,553	744,463
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	4,852,676	3,904,796
OPERATING LOSS	(2,863,123)	(3,160,333)
OTHER INCOME (EXPENSE)		
Gain on sale of property and equipment	392,667	3,760
Interest expense	(476,146)	(302,912)
Paycheck Protection Program loan forgiveness income	606,147	367,000
Other income	123,698	53,908
	646,366	121,756
NET LOSS	(2,216,757)	(3,038,577)
LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(40,741)	-
NET LOSS ATTRIBUTABLE TO SAUCY BREW WORKS, LLC AND SUBSIDIARIES	$ (2,176,016)	$ (3,038,577)

The accompanying notes are an integral part of the consolidated financial statements.

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2022 AND 2021

| | CLASS A UNITS | | CLASS B UNITS | | CLASS C UNITS | | NON-CONTROLLING INTEREST | | MEMBERS' | TOTAL |
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2021	71,707,133	$ 11,481,161	24,729,000	$ -	1,045,631	$ 598,308	-	$ -	$ (8,590,987)	$ 3,488,482
Contributions from members - Net of class C unit issuance costs of $388,833	15,985,928	1,641,895	-	-	461,065	23,991	-	-	-	1,665,886
Conversion of convertible notes to equity	7,089,404	730,142	-	-	-	-	-	-	-	730,142
Net loss	-	-	-	-	-	-	-	-	(3,038,577)	(3,038,577)
BALANCE - DECEMBER 31, 2021	94,782,465	13,853,198	24,729,000	-	1,506,696	622,299	-	-	(11,629,564)	2,845,933
Conversion of 2019 convertible notes to equity	3,783,784	350,000	-	-	-	-	-	-	-	350,000
Contributions of non-controlling interest members into Cartridge Brewing LLC	-	-	-	-	-	-	1,704	275,424	-	275,424
Net loss	-	-	-	-	-	-	-	(40,741)	(2,176,016)	(2,216,757)
BALANCE - DECEMBER 31, 2022	98,566,249	$ 14,203,198	24,729,000	$ -	1,506,696	$ 622,299	1,704	$ 234,683	$ (13,805,580)	$ 1,254,600

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (2,216,757)	$ (3,038,577)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,393,687	1,241,915
Gain on sale of property and equipment	(392,667)	(3,760)
Interest paid-in-kind	96,258	64,405
Deferred rent	-	92,608
Paycheck Protection Program loan forgiveness income	(606,147)	(367,000)
Operating lease expense	673,434	-
Gain on acquisition	(3,771)	-
Changes in operating assets and liabilities		
Accounts receivable	(87,575)	42,490
Equity subscription receivable	2,307	968,064
Inventories	7,660	(88,721)
Prepaid expenses and other assets	193,569	(331,685)
Accounts payable	166,009	341,783
Accrued expenses and other current liabilities	157,072	66,069
Operating lease liabilities	(659,424)	-
Net cash flow used in operating activities	(1,276,345)	(1,012,409)
CASH FLOW PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Acquisition of property and equipment	(409,212)	(1,106,185)
Proceeds from sale of property and equipment	2,800,000	8,823
Acquisition of cash in business acquisition (see Note 2)	51,307	-
Net cash flow provided by (used in) investing activities	2,442,095	(1,097,362)
CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Net borrowings (repayments) on lines of credit	(356,945)	30,175
Borrowings on long-term debt	969,928	1,066,149
Repayments on long-term debt	(1,477,211)	(179,555)
Payment of debt issuance costs	(27,143)	-
Repayments on convertible debt	(248,047)	(440,000)
Contributions from members - Net	119,550	1,665,886
Net cash flow provided by (used in) financing activities	(1,019,868)	2,142,655
NET INCREASE IN CASH	145,882	32,884
CASH - BEGINNING OF YEAR	115,272	82,388
CASH - END OF YEAR	$ 261,154	$ 115,272
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest paid	$ 238,507	$ 238,507
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 762,545	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 10,501,742	$ -
Refinance of long-term debt	$ 460,671	$ -
Conversion of convertible notes to equity	$ 350,000	$ 730,142
Acquisition financed through long-term debt (see Note 2)	$ 166,316	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its seven wholly-owned subsidiaries, 1436 West 48th LLC ("48th Street"), Saucy Vibes LLC ("Vibes"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit"), Saucy Brew Works Independence, LLC ("Independence"), and Saucy Brew Works Sandusky, LLC ("Sandusky"), and its majority-owned subsidiary Cartridge Acquisition, LLC (collectively, "the Company"). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used and such differences may be material.

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in revenue in the consolidated statement of operations and was approximately $18,000 and $20,000 for the years ended December 31, 2022 and 2021, respectively.

Revenue Recognition

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company's facility. The Company is the principal in all contracts.

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue is comprised of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2022, approximately 12% of the Company's revenues were from two customers. Additionally, at December 31, 2022, the Company had no concentrations in regards to accounts receivable.

During the year ended December 31, 2021, approximately 16% of the Company's revenues were from two customers. Additionally, at December 31, 2021, approximately 30% of the Company's accounts receivable was due from one customer.

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days past due. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for doubtful accounts is necessary at December 31, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Retail inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and wholesale inventories are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2022 and 2021.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Buildings and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	5 - 7 years
Computer equipment	1 - 3 years
Furniture and fixtures	3 - 5 years
Vehicles	5 years

Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life or the term of the lease.

Depreciation expense totaled approximately $1,394,000 and $1,242,000 in 2022 and 2021, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2022 and 2021, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, totaling approximately $56,000 and $47,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2022 and 2021, advertising costs amounted to approximately $320,000 and $636,000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

Government Assistance

In 2021, the Company filed for government assistance through Employee Retention Credits (ERCs) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Consolidated Appropriations Act (CAA). ERCs are refundable tax credits against certain employment taxes equal to a percentage of qualified wages an eligible employer pays to employees, as defined in the CARES Act and CAA. Due to the uncertainty of the timing and amount of credits to be received, management has accounted for ERCs in accordance with ASC 450-30, *Gain Contingencies*, and will not record the impact of the ERCs until such uncertainties are resolved and the income is realizable. During the year ended December 31, 2022, the Company received from the Internal Revenue Service ERCs totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022. In March 2023 and April 2023, the Company received payments for the ERCs totaling approximately $476,000 and $147,000, respectively.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2022 and 2021, the Company did not have a liability for unrecognized tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $2,217,000 and $3,039,000 in 2022 and 2021, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

Adoption of New Accounting Pronouncement - Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued accounting standards update (ASU) 2016-02, *Leases* (known as FASB Accounting Standards Codification [ASC] 842) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in ASC 842 is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, expanded disclosures are required about the nature and terms of lease agreements to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The comparative information presented in the accompanying consolidated financial statements continues to be reported under prior lease guidance in accordance with ASC 840.

The Company adopted the provisions of ASC 842 effective January 1, 2022, and recognized and measured leases existing at, or entered into after the beginning of the period of adoption, with certain practical expedients available. The adoption of ASC 842 had a material impact on the Company's consolidated balance sheet but did not have a material impact on the consolidated statements of operations, members' equity, and cash flows. No cumulative adjustment to members' equity was needed upon adoption. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

Concurrent with the adoption of ASC 842, the Company elected the following implementation package of practical expedients: to account for existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Adoption of New Accounting Pronouncement - Leases (continued)

    As a result of the adoption of ASC 842, on January 1, 2022, the Company recognized operating lease liabilities of approximately $9,809,000, which represents the present value of the remaining operating lease payments of approximately $11,380,000, discounted using the risk-free rate, and related ROU assets of approximately $8,662,000, which represents the operating lease liability of approximately $9,809,000 adjusted for deferred rent of approximately $1,147,000.

    Leases

    The Company determines if an arrangement is, or contains, a lease at the inception date. In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if the Company can direct the use of the asset by making decisions about how and for what purpose the asset will be used, and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

    ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based primarily on the present value of lease payments over the lease term. In determining the discount rate used to measure the ROU assets and lease liabilities, the Company uses rates implicit in the lease, when available. If the rate implicit in the lease is not readily available, the Company has elected to use a risk-free rate for all classes of assets. The risk-free rate used is the U.S. Treasury Bill Rate in effect at the commencement of the lease for a similar term. The operating lease ROU assets also include any lease payments made at commencement and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

    The Company elected to apply the short-term lease exemption. Under this exemption, ROU assets and lease liabilities are not recognized for leases with an initial term of 12 months or less. The Company currently has no short-term leasing arrangements.

    The Company elected the practical expedient to account for lease and non-lease components as a single lease component. There may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Payments for non-lease components are recognized in operating expenses in the period in which the obligation for those payments was incurred. Variable lease expense during 2022 was immaterial to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (continued)

The Company has real estate lease agreements which are a triple net lease, whereby the lessee pays all utilities, insurance, real estate taxes, and maintenance associated with the property. These costs are considered to be lessee costs recognized in the consolidated statement of operations in the period in which the related obligation is incurred and are not considered to be variable lease expense.

Leases Prior to the Adoption of ASC 842

Prior to the adoption of ASC 842, under ASC 840, lease expense related to operating leases was recognized on a straight-line basis over the lease term with disclosures made regarding future minimum payments. Prior to the adoption of ASC 842, there was no recognition of operating leases on the consolidated balance sheet.

2.   BUSINESS ACQUISITION

On December 1, 2022, the Company entered into a membership interest purchase agreement (Purchase Agreement) to acquire 52% of the outstanding member units and assume certain liabilities of Cartridge Brewing, LLC (Cartridge). As part of the acquisition, the seller retained a 48% non-controlling interest, valued at $155,874. The acquisition was accounted for in accordance with GAAP and was made to obtain customer lists and expand the Company's offerings related to the operation of craft breweries and restaurants. The acquisition price was $166,316, which was financed through promissory notes to the sellers. The accompanying consolidated financial statements include the financial results of the acquisition from the acquisition date through December 31, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:		
Cash	$	51,307
Inventories		102,094
Property and equipment		2,291,922
Operating lease right-of-use asset		2,269,183
Prepaid expenses and other assets		67,060
		4,781,566
Liabilities assumed:		
Accounts payable		250,948
Accrued expenses		77,219
Lines of credit		375,246
Long-term debt		1,465,949
Operating lease liability		2,286,243
		4,455,605
Net assets acquired		325,961
Less: Fair value of non-controlling interest		155,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2.   BUSINESS ACQUISITION (Continued)

Total identifiable net assets	170,087
Purchase price	166,316
Gain on acquisition	$ 3,771

The gain is recorded in other income (expense) on the consolidated statement of operations. The gain was a result of the group of majority owners wanting to exit the business in a quick and efficient manner as they no longer had the ability to commit any further capital into the business.

3.   INVENTORIES

At December 31, 2022 and 2021, inventories consisted of the following:

	2022	2021
Raw material	$ 189,306	$ 170,227
Work in process	189,596	161,826
Finished goods	213,388	165,803
	$ 592,290	$ 497,856

4.   LINES OF CREDIT

At December 31, 2022 and 2021, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (7.50% and 3.25% at December 31, 2022 and 2021, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2022 and 2021, the revolving line of credit had an outstanding balance of $0 and $100,000, respectively.

At December 31, 2022 and 2021, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit is collateralized by substantially all of the Company's assets and has a member as a co-borrower. At December 31, 2021, the revolving line of credit had an outstanding principal balance of $400,000. During March 2022, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

4.   LINES OF CREDIT (Continued)

At December 31, 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2022, the revolving line of credit had an outstanding balance of $99,913.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a line of credit (the "BlueVine Line") for the principal amount of $32,041. The BlueVine Line requires monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line is collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the BlueVine Line is $17,489. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line.

5.   LONG-TERM DEBT

The Company has a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2022 and 2021, the outstanding balance of the County Loan is $226,833 and $274,809, respectively.

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note required monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note was collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021, the outstanding balance of the Warehouse Note was $470,473. During May 2022, the Company paid off the outstanding balance of principal and accrued interest and the Warehouse Note was closed. In December 2022, the Company entered into a new Warehouse Note with a different financial institution. The new Warehouse Note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The new Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2022, the outstanding balance of the new Warehouse Note was $465,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5.   LONG-TERM DEBT - NET (Continued)

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which included a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest were forgivable after eight or twenty-four weeks as long as the Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness was to be reduced if the Company terminated employees or reduced salaries during the eight or twenty-four week period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. In June 2021, forgiveness was granted by the Small Business Administration and $367,000 was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2021.

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bore interest at 1.00%, was set to mature in five years, and was subject to the same terms of forgiveness as the original PPP loan. As of December 31, 2021, the full balance of the second draw PPP loan was outstanding and was classified as a long-term debt on the accompanying consolidated balance sheet, as the debt was not yet legally released. In January 2022, the second draw PPP loan was fully forgiven and was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2022.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2022 and 2021, the outstanding balance of the City WC Notes is $15,373 and $18,974, respectively.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note was guaranteed by certain members. As of December 31, 2021, the outstanding balance of the Land Note was $1,365,000. During April 2022, the Company sold the related piece of Land and paid off the outstanding balance of principal and accrued interest and the Land Note was closed. As a result, the Company recognized a gain on sale totaling approximately $390,000 and is included in gain on sale of property and equipment on the accompanying consolidated statement of operations during the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5.   LONG-TERM DEBT - NET (Continued)

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Acquisition Note") for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. The Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 has been classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Van Note") for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the Van Note is $17,491. In March 2023, the Company paid off the remaining outstanding balance of the Van Note.

As of December 31, 2022, total long-term debt outstanding and convertible notes (see Note 6) and unamortized debt issuance costs were $4,483,881 and $68,719, respectively.

At December 31, 2022, future maturities of long-term debt and convertible notes (see Note 6) are approximately as follows:

2023	$ 2,797,000
2024	156,000
2025	177,000
2026	142,000
2027	1,212,000
	$ 4,484,000

The terms of certain lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes (see Note 6), including amortization of debt issuance costs, amounted to approximately $476,000 and $303,000 for the years ended December 31, 2022 and 2021, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

6.   CONVERTIBLE NOTES AND RELATED PARTY DEBT

In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes was $662,189, which includes interest paid-in-kind of $187,188. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2022, outstanding interest paid-in-kind on the 2019 Convertible Notes totaled $64,142.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2024. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. As of December 31, 2022 and 2021, the total outstanding balance of the 2020 Notes is $650,000.

During June 2021, the Company issued an unsecured line of credit (the "Member LOC") for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2023.

During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $815,925.

During March 2022, the Company issued a line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2022, the total outstanding balance of this line of credit is $431,232.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

6.   CONVERTIBLE NOTES AND RELATED PARTY DEBT (Continued)

In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes will accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. As of December 31, 2022, the total outstanding balance of the Cartridge Related-Party Notes is $180,000. In January 2023, the Company raised an additional $220,000 as part of this Note. Proceeds from the Cartridge Related-Party Notes were used to pay off the BlueVine Note and the Van Note noted in Footnote 5.

In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semi-annual principal payments beginning in December 2023 and mature at various dates through December 2026. As of December 31, 2022, the total outstanding balance of the Seller Notes is $166,316.

7.   LEASES

Leases under ASC 842

The Company maintains operating leases for its operating facilities and property from various third parties and a related party under non-cancelable operating leases, expiring at various times through June 2040. Multiple operating facility leases include the option to extend the lease for up to 10 years. These renewal options are included in the lease term as management determined the Company was reasonably certain to exercise such options.

Additional information about the Company's leases are as follows:

Lease expense for the year ending December 31, 2022:

Third party operating lease expense (included in selling, general, and administrative expense):	$ 546,394
Related party operating lease expense (included in selling, general, and administrative expense):	$ 370,173
Other information:	
Weighted average remaining lease term	14.1 years
Weighted average discount rate	2.01%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

7.   LEASES (Continued)

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2022:

	Related Party	Third Party	Total
2023	$ 356,002	$ 573,897	$ 929,899
2024	367,698	583,458	951,156
2025	379,394	598,164	977,558
2026	391,090	613,356	1,004,446
2027	398,043	628,944	1,026,987
Thereafter	3,794,681	5,306,310	9,100,991
Total undiscounted cash flows	5,686,908	8,304,129	13,991,037
Less: Present value discount	772,361	1,090,115	1,862,476
Total operating lease liabilities	$ 4,914,547	$ 7,214,014	$ 12,128,561

Leases under ASC 840

The Company leased certain operating facilities and property under noncancellable operating lease agreements through 2037. Annual rent expense incurred in 2021 under these leases amounted to approximately $701,000, of which approximately $334,000 was to a related party.

Approximate future minimum payments under noncancellable operating leases at December 31, 2021, were as follows:

	Related Party	Third Party	Total
2022	$ 345,000	$ 362,000	$ 707,000
2023	357,000	370,000	727,000
2024	368,000	378,000	746,000
2025	379,000	293,000	672,000
2026	391,000	302,000	693,000
Thereafter	4,234,000	1,236,000	5,470,000
	$ 6,074,000	$ 2,941,000	$ 9,015,000

8.   RETIREMENT PLAN

During 2021, the Company entered into a multiple employer 401(k) plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. During the year ended December 31, 2022, the Company contributed approximately $22,000. The Company did not contribute to the Plan during 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

9.   MEMBERS' EQUITY

Class A and Class B units are entitled to voting rights, as defined in the Company's operating
agreement. Class C units are non-voting. The Company is authorized to issue an unlimited
amount of each class of unit. To the extent funds are available, the Company shall make
distributions to the members that enable them to pay federal, state, and local taxes
attributable to their units based upon their allocation of taxable income, if any, for the period.
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or
involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the
excess cash balance will be paid to the unit holders in accordance with the distribution rights
as defined in the Company's operating agreement.

10. SUBSEQUENT EVENTS

The Company is not aware of any other subsequent events which would require recognition or
disclosure in the consolidated financial statements.

Saucy Brew Works SE2, LLC

Financial Statements
December 31, 2022 and 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS SE2, LLC

DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS



Cohen & Co

Independent Auditors' Report

Members
Saucy Brew Works SE2, LLC

Opinion

We have audited the accompanying financial statements of Saucy Brew Works SE2, LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2022, and period from May 20, 2021, through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works SE2, LLC as of December 31, 2022, and the period from May 20, 2021, through December 31, 2021, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works SE2, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 fax | cohencpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works SE2, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 25, 2023

BALANCE SHEET

DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash	$ 30	$ 839
INVESTMENT IN SAUCY BREW WORKS, LLC	405,122	403,664
	$ 405,152	$ 404,503
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
LONG-TERM LIABILITIES	-	-
MEMBERS' EQUITY	405,152	404,503
	$ 405,152	$ 404,503

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	Year Ended December 31, 2022	From May 20, 2021, to December 31, 2021
REVENUE	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	100	-
NET LOSS	$ (100)	$ -

The accompanying notes are an integral part of these financial statements.

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	UNITS		AMOUNT		ACCUMULATED DEFICIT		TOTAL MEMBERS' EQUITY
BALANCE - May 19, 2021	200	$	200	$	-	$	200
Contributions from members	451,330		404,303		-		404,303
BALANCE - December 31, 2021	451,530		404,503		-		404,503
Contributions from members	-		749		-		749
Net loss	-		-		(100)		(100)
BALANCE - DECEMBER 31, 2022	451,530	$	405,252	$	(100)	$	405,152

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	Period Ended December 31, 2021	From May 20, 2021, to December 31, 2021
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (100)	$ -
Adjustments to reconcile net income to net cash used in operating activities	-	-
Changes in operating assets and liabilities	-	-
Net cash flow used in operating activities	(100)	-
CASH FLOW USED IN INVESTING ACTIVITY		
Investment in Saucy Brew Works, LLC	(1,458)	(403,664)
	(1,458)	(403,664)
CASH FLOW PROVIDED BY FINANCING ACTIVITY		
Contributions from members	749	404,303
	749	404,303
NET (DECREASE) INCREASE IN CASH	(809)	639
CASH - BEGINNING OF PERIOD	839	200
CASH - END OF PERIOD	$ 30	$ 839

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Saucy Brew Works SE2, LLC (the Company) is an Ohio limited liability company, formed on April 19, 2021, which was created for the exclusive purpose of (i) directly acquiring, holding, and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company (Saucy Brew Works), and raising capital in one or more offerings made in compliance with 17 C.F.R. 227.100 *et seq*. (Regulation Crowdfunding), and (ii) to take any and all actions necessary, appropriate, or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company. The Company does not have any current, nor does it plan to have in the future, operating activities outside of the purposes listed herein.

Investment in Saucy Brew Works, LLC

The Company accounts for its investment in Saucy Brew Works in accordance with Account Standards Codification 321, *Investments – Equity Securities*, which provides for investments in equity securities without a readily determinable fair value to be measured at cost, less impairment, if any. The Company reviews the carrying value of the investment for impairment whenever events or circumstances indicate that the carrying value may not be recoverable from the estimated future undiscounted cash flows expected to result from the investment. Management noted no such impairment during the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021.

Reimbursement of Company Expenses

Pursuant to the terms of the Reimbursement Agreement between the Company and Saucy Brew Works dated as of April 19, 2021, Saucy Brew Works shall bear all costs and expenses attributed to Company activities and shall reimburse the manager, as defined, for all such costs and expenses paid thereby on behalf of the Company. During the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021, Saucy Brew Works incurred approximately $100 and $389,000 of expenses, respectively, on behalf of the Company. All such expenses were related to the cost of raising capital.

Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used and such differences may be material.

Income Taxes

The members of the Company elected for the Company to be taxed as a corporation under the provisions of the internal revenue code.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2022, and during the period from May 20, 2021, through December 31, 2021, the Company did not have a liability for unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through April 25, 2023, the date the financial statements were available to be issued.

2.   MEMBERS' EQUITY

The capital structure of the Company will consist of one class of units, which constitute membership interests in the Company. A unit is the measure of member's interest in the Company's distributions, profits, losses, and an undivided interest in the holder's capital account balance. Any debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liability of the Company and no member will be obligated personally for any such debt, obligation, or liability solely by reason of being a member in the Company. Each member shall have the right to direct the manager, on behalf of the Company, to assert the rights under applicable state and federal laws that such member would have if such member invested directly in Saucy Brew Works.

3.   INCOME TAXES

During the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021, the company incurred a taxable loss of approximately $100,000 and $32,000, respectively, resulting in a net operating loss (NOL) carryforward of approximately $132,000 as of December 31, 2022. As a result, the Company has recorded a deferred tax asset for the NOL carryforward of approximately $28,000. As of December 31, 2022, management has determined it is more likely than not that the deferred income tax asset will not be realized and, as such, has recorded a valuation allowance for the full amount.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Variety is the sauce of life.

Reasons to Invest

Every Sip Tells a Story


CRAFTING BEVERAGES


TO CULTIVATE A SENSE OF BELONGING

Crafting Connection through Brews and Coffee


CRAFT BEERS AND COFFEE


5 VIBRANT LOCATIONS
CLEVELAND
SANDUSKY
PINECREST
COLUMBUS
PUT-IN-BAY


OUR REVENUE MODEL
~13%
~87%

A Journey of Continuous Evolution


GLOBAL CRAFT BEER MARKET
GLOBAL FOOD SERVICE COFFEE MARKET


#1 FASTEST GROWING
#1 FASTEST GROWING
#2 FASTEST GROWING
#3 BEST BREWERY IN TOWN

Raise a Glass to Life's Magic


INVEST IN SAUCY BREW WORKS TODAY



About

Team

Terms





















EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://vimeo.com/862162834?ts=0&share=copy Password: saucy

<u>Video Transcript</u>

We opened our doors to the public in 2017. At the time, Eric Anderson, my co-founder, and I, were the only employees. Pretty quickly we realized there was not enough time in the day and Matt Shubeck, our chief operating officer, came on board.

When you can create something and really enjoy the product that you're, you know, bringing to folks and they enjoy it as well.

I'm the Chief Brewing Officer here at Saucy Brew Works. After six years of brewing, we're over 300 beers in and there's no signs of slowing down or stopping.

One of the things we're most excited to bring you is our IPA variety 12-pack. We've also started to work with the local music community. We worked with all sorts of different artists, how we could help them be more seen in the community.

In 2022, we bought a brewery called Cartridge, an amazing little brewery and some just really architecturally stunning buildings. So in addition to the pub, we'll have an event center as well as be distributing.

Great opportunities that came along that we had to take. We opened a location in Sandusky, Ohio. We also opened a location just across the water on an island called Putin Bay, what we call Saucy Tiki Bar and Putin Bay, Ohio, which is an island in Lake Erie - for those of you who are not familiar with the geography of Ohio and the Great Lakes.

We also launched an Amazon e-commerce business for our coffee. So our products are available on Amazon, and we continue to innovate on the coffee side, really expand and grow our offerings. The NA category is growing quite substantially around our country.

Earlier in the year, we dipped our toes in the non-alcoholic beer space thanks to our friends at BrewDog USA. We made a version of our Juicy asap. It is super delicious. It's a really refreshing version of our core IPA. The ready-to-drink sector has grown dramatically and has taken some share from craft. Everybody probably knows about the seltzer category. It's still very large. We'll be tackling those, call it verticals, that we haven't been part of before. We'll continue to develop and grow pubs.

I would expect to see an additional presence in both Cleveland and Columbus and the state of Ohio, as well as Charlotte. So, we look to hopefully break ground before the end of this year, early next year. So that still is in process.

What really differentiates us in our model is that from day one, we've always said that a distribution facility that services our pubs as well as bars, restaurants, see stores, grocery stores in the state. And so we really need to get ingrained in the community and the culture, what's going on.

How can we be a part of that community and how can we be a positive influence on the people that we're going to hire and that are going to be our brand representatives every day?

What I think sets Saucy Brew Works apart, we focus on having multiple stores in local markets. Having that is a great way for people to experience, our products and our brand. We think that's important for telling our story. People understanding who we are.

We've really over the past six years, built a really solid team that is really great at what they do that cares about the brand, and cares about where we're going. We've really created a core solid group of people that have been here almost from day one.

We're gonna do what it takes to succeed when we come out to folks like you guys and crowdfund and we have this whole group of, you know, three, four, 5,000 people that are behind us and helping stock music. It's this whole grassroots nature of small business really resonates and helps grow what we're doing.

We really appreciate your belief in our brand, your investment in our company. We are trying every day to make this thing bigger and better than it was the day before. And hopefully, we'll see in one of your cities. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



SECOND AMENDED AND RESTATED OPERATING AGREEMENT

Effective Date of Formation
June 15, 2015

Ohio Business Entity Number 2403677

Articles of Organization filed at
Ohio Secretary of State Document Number 201516624986

THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

IN ADDITION, THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED FOR IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

SAUCY BREW WORKS, LLC
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

This **SECOND AMENDED AND RESTATED OPERATING AGREEMENT** (this "Agreement") having an effective date of June 15, 2020 is entered into by and among **SAUCY BREW WORKS, LLC,** an Ohio Limited Liability Company, hereinafter referenced as the "Company," and its Members, (hereinafter referred to collectively as the "Members" or each individually as a "Member").

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Ohio by filing Articles of Organization for record with the Secretary of State of Ohio on June 15, 2015 under the name of "Saucy Brew Works, LLC" (the "Articles of Organization"), and following such filing, the Company entered into an Operating Agreement with the Members dated March 9, 2016, which agreement was subsequently amended and restated on April 1, 2017 (collectively, such agreements are referred to herein as the "Initial Agreement").

WHEREAS, the Members desire to amend and restate the Initial Agreement pursuant to the terms and conditions of this Agreement; and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, will be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to amend and restate the Initial Agreement as follows:

ARTICLE 1
COMPANY FORMATION & GOVERNING LAW

1.1   *FORMATION.* The Members and the Company have concluded it is in their best interest to establish a mechanism to ensure continuity in the management and policies of the Company by conducting business as an Ohio limited liability company formed pursuant to the provisions of Ohio Revised Code Chapter 1705, as amended from time to time, or any corresponding provisions of succeeding law (the "Act") and entering into this Agreement.

1.2   *COMPANY PURPOSE.* The purposes for which the Company has been formed and the powers that it may exercise, all being in furtherance, not in limitation, of the general powers conferred upon limited liability companies under the Act, are (i) to develop and create formulas for craft beers, (ii) to manufacture, brew, sell and distribute craft beers, (iii) to develop and create recipes for pizzas and the preparation and sale of such pizzas, (iv) to operate a craft brewery and restaurant, (v) in general, to carry on any lawful business whatsoever that is calculated, directly or indirectly, to promote the interests of the Company or to enhance the value of its assets, (vi) to have and exercise all rights, powers and privileges that are now or may hereafter be conferred upon limited liability companies by the laws of the State of Ohio, (vii) to invest the

Company's surplus funds, if any, for the purpose of maximizing the profitability of the Company and/or returns to the Members, and to engage in such other business as may be determined by the Manager and approved by the Voting Members (as defined below), and (viii) to take any and all actions necessary, appropriate or incidental to the accomplishment of the foregoing purposes or to the protection and benefit of the Company.

1.3   *PRINCIPAL PLACE OF BUSINESS.* The principal place of business and address of the Company shall be as set forth on the attached Exhibit A. The Manager may change the principal place of business of the Company from time to time.

1.4   *STATUTORY AGENT.* The Company's statutory agent in the State of Ohio shall be set forth on the attached Exhibit A. The Manager may change the statutory agent of the Company from time to time.

ARTICLE 2
MEMBERS AND INTERESTS

2.1   *NAMES, ADDRESSES AND INTERESTS OF MEMBERS.*

(a)   The capital structure of the Company will be divided into three classes of Units (as defined below) as set forth in Section 2.1(b), which Units constitute membership interests under the Act,. The relative rights, powers, duties, liabilities and obligations of the holders of the Units will be as set forth herein. The names, addresses, Units and the percentage interests (the "Percentage Interests") of the Members are set forth on the attached Exhibit A. The Manager shall promptly amend Exhibit A from time to time to reflect a change in any Member's address or contact information, the sale, grant, issuance, redemption or transfer of Units and any change in Percentage Interests; and any such amendment shall be effective as of the date of the event necessitating such amendment.

(b)   A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto. The classes of Units of the Company consist of each of the following:

      (i)   A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members listed on the attached Exhibit A as holding Class A Units, each of whom may be referred to individually as a "Class A Member."

      (ii)   A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means,

collectively, those Members listed on the attached Exhibit A as holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Interest is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Interest to share in the portion of the future Profits, Losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest (as shown on Exhibit A) and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Interest. Accordingly, the Capital Account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial Capital Account balance in the Company with respect to each such Class B Member's Class B Interest shall be zero. Neither upon the grant of a Class B Interest nor at the time that such Class B Interest becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Interest. Notwithstanding the fact that any Class B Interest may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Interests from the date of the grant of each such Class B Interest, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Interest in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Interest. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Interest issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Interests as of the date of issuance of such Class B Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

(iii)   A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

2.2   Additional Units.

(a)   With the approval of the Manager, the Company may issue additional Class A Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(b)   With the approval of the Manager, the Company may issue additional Class B Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions as determined by the Manager and as set forth in Section 2.2(d).

(c)   With the approval of the Manager, the Company may issue additional Class C Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(d)   The Company may issue additional Units in the Company only if: (i) the requirements of Section 2.2(a), (b) or (c) are met; (ii) the Company has received an instrument of joinder to this Agreement executed by the issuee, under which the issuee agrees to be subject to the terms and obligations of this Agreement; (iii) the issuee has made the capital contribution, if any, required by this Agreement or the Manager; and (iv) the issuee has provided such other information or agreements, if any, as the Manager may require.

2.3   *LIMITED LIABILITY.* Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   *CAPITAL CONTRIBUTIONS.*

(a)   INITIAL CAPITAL CONTRIBUTIONS. The initial capital contributions made, or to be made by the Members, if any, are set forth in the Company's records.

(b)   MANDATORY CASH CALLS AND CONTRIBUTIONS.

(i)   If, based on a vote of the Class A Members and the Class B Members (each, a "Voting Member," and collectively, the "Voting Members") holding a majority of the outstanding Class A Units and Class B Units (collectively, the "Voting Units"), additional funds are needed to meet the obligations of the Company, including but not limited to the need for additional working capital, funds for the acquisition of additional property, retaining employees, agents or contractors; payment of taxes, debt service, necessary repairs and maintenance, payments necessary to prevent the default of obligations that would materially and adversely affect the value of the Company, then each Class A Member (each such Member, a "Contributing Member") shall contribute that Member's pro rata share as determined by the Percentage Interest of such Class A Member as set forth on the attached Exhibit A (each, an "Additional Capital Contribution"). For the avoidance of doubt, "Contributing Members" shall exclude Class B Members and Class C Members.

(ii)   If any Contributing Member fails to make all or any portion of a required Additional Capital Contribution (the "Shortfall Capital Contribution") in full on or before the required contribution date (the "Additional Capital Contribution Deadline"), then the following shall occur:

(A)   on or after the third (3rd) business day following the Additional Capital Contribution Deadline, the Company shall send to the Contributing Member failing to make such Shortfall Capital Contribution in full, a written notice (each, an "Additional Capital Contribution Default Notice") demanding that such Contributing Member make the required Shortfall Capital Contribution in full on or before the date specified in such notice, which date shall be at least five (5) business days after the date of such Additional Capital Contribution Default Notice (each, an "Additional Capital Contribution Default Date");

(B)   interest shall accrue on the outstanding balance of such Shortfall Capital Contribution at the lesser of (I) the prime rate plus 6% or (II) the highest interest rate permitted from time to time under applicable law during the applicable period, computed on the basis of a 365/366-day year and the actual number of days elapsed from the Additional Capital Contribution Deadline until the earlier of: (I) the date that the Contributing Member failing to make the Shortfall Capital Contribution makes such Shortfall Capital Contribution in full, plus any interest accrued thereon pursuant to this Section 3.1(b)(ii)(B); or (B) the date such Contributing Member is determined to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C); and

(C)   if the Contributing Member failing to make such Shortfall Capital Contribution in full on or before the third (3rd) business day following the Additional Capital Contribution Deadline fails to pay the outstanding balance of such Shortfall Capital Contribution, and any interest accrued thereon pursuant to Section 3.1(b)(ii)(B), on or before the Additional Capital Contribution Default Date, then the Contributing Member failing to make such Shortfall Capital Contribution shall be deemed to be a "Defaulting Contributing Member" until such time as the Contributing Member makes full payment of the Shortfall Capital Contribution, plus any interest accrued thereon pursuant to Section 3.1(b)(ii)(B).

(A)   In the event a Contributing Member is deemed to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C), then on behalf of the Company, the Manager shall cause one or more of the following to occur: (A) to withhold the Defaulting Contributing Member's pro rata share of any distributions (including any tax distribution) that would otherwise be made to the Defaulting Contributing Member under this Agreement and to direct, on the Defaulting Contributing Member's behalf, such distributions to the Company in satisfaction of the Defaulting Contributing Member's obligations under this Agreement, including but not limited to the Defaulting Contributing Member's obligations to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B);

(B) to suspend the right of the Defaulting Contributing Member to vote, approve or consent to any matter that is subject to the approval or consent of the Members, and to participate in the management or control of the business and affairs of the Company until the Defaulting Contributing Member has satisfied such Defaulting Contributing Member's obligation to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B); and (C) to permit one or more other Contributing Members, on behalf of the Defaulting Contributing Member, to loan the total amount of the Defaulting Contributing Member's unpaid Shortfall Capital Contribution and to treat such loan, at the option of each Contributing Member as either (I) a loan to the Company as described in Section 3.1(b)(iii) or (II) a loan to the Defaulting Contributing Member as described in Section 3.1(b)(iv). Each Contributing Member acknowledges and agrees that the damages suffered by the Company as a result of any default hereunder may include costs and expenses relating to the Company's efforts to exercise the Company's rights and remedies hereunder. To the extent required to recover the damages suffered by the Company, the Company shall have the right of set-off with respect to any cash or property distributions or other payments due from the Company to any Defaulting Contributing Member. The pursuit of any one remedy shall not operate as a waiver of the Company's right to pursue any other remedy against a Defaulting Contributing Member

(iii)   Shortfall Company Loans by Contributing Members.

(A)   In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member, to loan to the Company the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Company (each such loan, a "Shortfall Company Loan"). Each participating Contributing Member shall lend the Company an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member). Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company within five (5) business days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Company Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in

the Shortfall Capital Contribution thereafter still remains, then the Company may borrow the remaining amount from the Contributing Members who have elected to participate in such loans, in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Company Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. A Contributing Member shall be considered a third party creditor of the Company with respect to any Shortfall Company Loan and any Shortfall Company Loans shall be repaid as a Company expense before any distributions to Members under this Agreement with such repayment first applied to reduce the interest accrued on any Shortfall Company Loans and then to reduce the principal amount thereof. In the event there is more than one (1) outstanding Shortfall Company Loan, then each such Shortfall Company Loan shall be repaid by the Company in proportion to the amount that such Shortfall Company Loan represents of the total amount owing under all such Shortfall Company Loans. The Company shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Company Loan, including, without limitation, any note evidencing the Shortfall Company Loan. If not sooner repaid, all principal and interest on Shortfall Company Loans shall become immediately due and payable upon the dissolution of the Company from the proceeds, if any, of such dissolution.

(iv)   Shortfall Defaulting Contributing Member Loans by Contributing Members.

(A)   In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member pursuant to Section 3.2(d)(i)(C)(II), to loan to the Defaulting Contributing Member the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Defaulting Contributing Member (each such loan, a "Shortfall Defaulting Contributing Member Loan"). Each participating Contributing Member shall lend the Defaulting Contributing Member an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member).   Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company on behalf of the Defaulting Contributing Member within five (5) Business Days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Defaulting Contributing Member Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount

of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in the Shortfall Capital Contribution thereafter still remains, then the Contributing Members who have elected to participate in such loans may lend to the Defaulting Contributing Member the remaining amount of the Shortfall Capital Contribution in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Defaulting Contributing Member Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. The performance by the Defaulting Contributing Member of such Defaulting Contributing Member's obligations under any Shortfall Defaulting Contributing Member Loan shall be secured by the pledge of a security interest in the Units held by the Defaulting Contributing Member. The Defaulting Contributing Member shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Defaulting Contributing Member Loan, including, without limitation, any note evidencing the Shortfall Defaulting Contributing Member Loan and any pledge agreement granting the

(C)   Notwithstanding any other provision under this Agreement to the contrary, in the event that (I) one or more Contributing Members has made a Shortfall Defaulting Contributing Member Loan to a Defaulting Contributing Member and (II) as of the date of any distribution to be made by the Company to the Members under this Agreement, there remains any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, then any amount distributable to the Defaulting Contributing Member shall be paid to the Contributing Members, to the extent of any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, until the Defaulting Contributing Member has paid in full to the Contributing Members the entire amount payable under any Shortfall Defaulting Contributing Member Loans, including principal and any accrued and unpaid interest. Any such distribution of the Defaulting Contributing Member that is paid to the Contributing Members shall be credited first to any accrued interest on such Shortfall Defaulting Contributing Member Loan and the balance of any such distributions shall be credited against the outstanding principal balance of such Shortfall Defaulting Contributing Member Loan. In the event there is more than one (1) outstanding Shortfall Defaulting Contributing Member Loan, then any distribution shall be allocated and repaid on any such Shortfall Defaulting Contributing Member Loans by the Defaulting Contributing Member pro rata determined by multiplying the amount of the distribution by a fraction, the numerator of which is the outstanding amount payable under each Shortfall Defaulting Contributing Member Loan and the denominator of which is the total outstanding amount payable under all of the Shortfall Defaulting Contributing Member Loans payable by the Defaulting Contributing Member. The parties agree that any distribution of a Defaulting Contributing Member that is paid to the Contributing Members in payment of a Shortfall Defaulting Contributing Member Loan shall be treated as (a) a distribution by the Company to the Defaulting Contributing Member and (b) a

payment by the Defaulting Contributing Member to the Contributing Members on such Shortfall Defaulting Contributing Member Loan.

3.2   _INTEREST_. No interest shall be paid on any capital contributions.

ARTICLE 4
CAPITAL ACCOUNTS: ALLOCATIONS AND DISTRIBUTIONS

4.1   _CAPITAL ACCOUNTS_. An individual capital account (a "Capital Account") shall be maintained for each Member. The Capital Account of each Member shall consist of the Member's initial contribution of capital increased by (a) the Member's additional capital contributions to the Company, (b) decreases, if any, to such account by reason of distributions to such Member; and (c) the increases or decreases, if any, to such Capital Account to reflect allocations of the Company's taxable income or losses, adjusted as required under the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations for purposes of Section 704(b) ("Profits" and "Losses"), respectively, in accordance with the provisions of this Agreement. Each Capital Account shall be further maintained and adjusted in accordance with the Treasury Regulations promulgated pursuant to Section 704 of the Code

4.2   _ALLOCATION OF PROFITS AND LOSSES._

(a)   Allocation of Losses. Each year the Company shall issue Schedule K-1s to all Members which allocate the Profits and Losses of the Company. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Losses of the Company shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. Notwithstanding the foregoing, Losses shall not be allocated to any Member to the extent that such allocation would cause that Member to have a deficit Capital Account balance or increase that deficit Capital Account balance while any other Member continues to have a positive adjusted Capital Account balance. In such event, Losses shall first be allocated to Members with positive adjusted Capital Accounts in proportion to those balances, until their positive adjusted Capital Accounts have been reduced to zero.

(b)   Allocation of Profits. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Profits and all related items of income and gain of the Company shall first be allocated to the Members to recover all previously allocated Losses. Thereafter, the Profits shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. However, nothing set forth in this Agreement shall require the Manager to make any distribution of Profits, and the Manager shall have the sole discretion to invest the Profits of the Company.

4.3   *TAX DISTRIBUTIONS.* The Company shall calculate and distribute to each Member its Mandatory Tax Distribution Amount in accordance with the following. Such distributions shall be payable at such time or times and in such amounts as will enable the Members to avoid penalties and interest otherwise payable on account of the failure to pay a sufficient amount of estimated taxes as required by law.

(a)   The term "Mandatory Tax Distribution Amount" means an amount equal to the excess of (i) the product of (A) the net taxable income of the Company allocated to (or reasonably estimated to be allocable to) a Member for each taxable year attributable to the Profits and Losses allocated to that Member under this Agreement, and (B) the maximum federal individual or corporate income tax rate, as applicable (taking into account the character of the items of income as ordinary income or capital gains), and the maximum combined state and local individual income tax rate to which any Member (or member of a Member) is subject, less the effect of the deduction of State and local income taxes on the federal return, assuming no limitation of that deduction under Section 68 of the Code (which maximum rates will be applied to all Members), over (ii) all amounts previously distributed to that Member.

(b)   To the extent a Member is or has been allocated a net Loss for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)) in excess of the amount of net income allocated to that Member for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)), then that excess net Loss will be offset against, and will reduce the net income allocated (or reasonably estimated to be allocable) to, that Member under this Agreement in subsequent taxable years or periods of the Company (until that net loss is exhausted) for purposes of calculating the Mandatory Tax Distribution Amount for that Member for those subsequent taxable years or periods.

4.4   *DISTRIBUTION OF A DISSOLUTION EVENT.* Upon the occurrence of a Dissolution Event (as defined in Section 8.1), the proceeds from such sale shall be distributed in the following order and as follows:

(a)   First, to satisfy all obligations due and owing to the creditors of the Company;

(b)   Second, pro rata to the Class A Members and the Class C Members in accordance with their respective Percentage Interests, to the extent of their "Net Invested Capital," which shall mean the sum of all capital contributions, less distributions designated as returns of capital.

(c)   Third, pro rata to all Members, in accordance with their Percentage Interests.

4.5   *Regulatory Allocations.* The following special allocations of income, gain, loss and deductions set forth in this Section 4.5(a) (collectively, the "Regulatory Allocations") shall be made prior to the allocations set forth in Section 4.2 of this Agreement.

(a)   Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any taxable year, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.5(a) is intended to comply with the "minimum gain

chargeback" requirement in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Except as otherwise provided in Treasury Regulations §1.704-1(i)(4), if there is a net decrease in Member Minimum Gain (determined in accordance with Treasury Regulations Sections 1.704-2(d)(1) and 1.704-2(i)(5)) during any taxable year, each Member who has a share of the Member Minimum Gain, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations under the previous sentence are made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated are determined in accordance with Regulations §1.704-2(i)(4) and §1.704-2(j)(2). This Section 4.5(b) is intended to comply with the minimum gain chargeback requirement in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5) or (6), that causes that Member to have a deficit Capital Account balance as of the end of any taxable year or increases that Member's deficit Capital Account balance, gross income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit Capital Account balance created by such adjustments, allocations or distributions as quickly as possible. This Section 4.5(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(b)(1) and §1.704-2(c)) for any taxable year are specially allocated to the Members in proportion to their Percentage Interests. The amount of Nonrecourse Deductions for a taxable year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that taxable year over the aggregate amount of any distributions during that taxable year of proceeds of a Nonrecourse Liability (as determined in accordance with Treasury Regulations Sections 1.704-2(b)(3) and §1.752-1(a)(2)) that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulations §1.704-2(c).

(e)   Member Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(i)(1) and (2)) for any taxable year are specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). For any Fiscal Year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall equal the net increase during the year, if any, in the amount of Member Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Member Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset under Code Section732, 734(b) or 743(b) is required, under Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as the result of a

distribution to a Member in complete liquidation of such Member's Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(g)   To the extent possible, all of the foregoing Regulatory Allocations are to be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss, or deduction under this Agreement.   Therefore, notwithstanding any other provision of Section 4.2 of the Agreement (other than the Regulatory Allocations), those offsetting allocation of income, gain, loss or deduction shall be made in whatever manner the Manager determines appropriate so that, after those offsetting allocations are made, each Capital Account balance is, to the extent possible, equal to the Capital Account balance that Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising the Manager's discretion hereunder, the Manager shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(h)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of items of income, gain, loss and deduction provided for in this Agreement.   For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of income, gain, loss and deduction will be made in accordance with Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) or any successor provision or guidance.

4.6   *Tax Allocations.* The following

(a)   Contributed or Revalued Property. If the Carrying Value (as defined below) of any Company property other than money differs from its tax basis, either because the property was contributed by a Member to the capital of the Company or because the property was revalued under clause (ii) of the definition of Carrying Value, items of income, gain, deduction, or loss with respect to that property shall be allocated for income tax purposes to Members under Code Sections 704(b) and 704(c) so as to take into account that difference using the method chosen by the Manager.

(b)   Recapture. If, with respect to the sale of a Company asset, the Company recognizes recapture income under Code Section 1245 or 1250 or other provisions of the Code, or unrecaptured Section 1250 gain under Code Section 1(h)(6), each Member's distributive share of taxable gain or loss from the sale of that asset (to the extent possible) shall include a proportionate share of that income equal to that Member's share (or the share of its predecessor in interest) of prior cumulative depreciation deductions with respect to the asset that gave rise to the recapture income; any excess shall be allocated among the Members in accordance with their share of gain from the sale of that asset.

(c)   Carrying Value and Revaluations of Company Property. For purposes of this Agreement, the term "Carrying Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Carrying Value of any asset contributed by a Member to the Company is the agreed contributed value of that asset.

(ii)   The Carrying Value of all Company assets shall be adjusted to equal their respective adjusted values as of the following times: (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-(1)(b)(2)(ii)(*g*); provided that an adjustment described in clauses (A) and (B) of this subparagraph will be made only if the Manager determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company and, if any Company asset is subject to a nonrecourse indebtedness, the Carrying Value of that asset may not be less than the amount of that indebtedness as required by Code Section 7701(g).

(iii)   The Carrying Value of any Company asset distributed to a Member shall be adjusted to equal the adjusted value of that asset on the date of distribution.

(iv)   The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets under Code Section 734(b) or §743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulations 1.704-1(b)(2)(iv)(*m*), Profits and Losses, and clause (vi) of the definition of Regulatory Allocations; provided, however, that Carrying Values will not be adjusted under this Section 4.6(c)(iv) to the extent that an adjustment under Section 4.6(c)(ii) is required in connection with a transaction that would otherwise result in an adjustment under this Section 4.6(c)(iv).

If the Carrying Value of an asset has been determined or adjusted under Section 4.6(c)(ii) or (iv), that Carrying Value will thereafter be adjusted by the depreciation or amortization taken into account with respect to that asset for purposes of computing Profits and Losses.

4.7   Tax Elections. Except as otherwise set forth in this Agreement, the Manager shall have the exclusive right to make and determine all options and elections with respect to the Code and Treasury Regulations issued thereunder, except that an election under Code §754 shall be made if it is beneficial to any of the Members.

ARTICLE 5
MANAGEMENT

5.1   THE MANAGER. The Company will be managed by a manager (the "Manager"). The Manager of the Company may be, but is not required to be, a Member. Mr. Brent Zimmerman is hereby appointed as the initial Manager with all of the rights, powers and duties set forth in this Agreement. The Manager of the Company shall be identified on the attached Exhibit A, as amended from time to time to reflect any change of the Manager.

5.2   TERM OF MANAGER. Brent Zimmerman shall remain the Manager of the Company until such time as he resigns or he is removed from office in accordance with Section 5.7 of this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice. If, for any reason, the Manager is unable or unwilling to serve, the vacated position shall be filled by election. If the next regular Member's meeting is scheduled to be held fewer than 30 days after the vacancy occurs, the election shall be held at that meeting; otherwise, a special Member's meeting shall be held to elect a replacement Manager within 60 days of the date the office is vacated. The replacement Manager shall be elected by a majority vote of the Voting Members. A successor Manager elected by the Voting Members shall hold office until the first to occur of the death, disability, removal, dissolution or resignation of such Manager.

5.3   POWERS AND DUTIES OF THE MANAGER. Except as otherwise specifically provided in any other provision of this Agreement or under the requirements of applicable law, the Manager shall have the sole and exclusive right to manage the activities, business and investments of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act and applicable state law, including (but not limited to), the following:

(a)   To maintain reserves for the purpose of paying taxes, mortgage installments, lease payments, and any and all other types of costs or expenses of the Company as required or desired by the Manager.

(b)   To employ accountants, legal counsel, managing agents, contractors and subcontractors, construction managers, architects, property managers, leasing agents, and/or other experts and professionals to perform services for the Company, to negotiate and compensate any such persons from Company funds, and to terminate any such employment.

(c)   To enter into any agreement with any Manager, any Member or any person or entity related to or affiliated with any Manager, any Member or any officer of the Company; provided, that any such agreement is entered into in the ordinary course of the Company's business and on terms which are no less favorable to the Company than would be obtained in a comparable arm's-length transaction with an unrelated third party.

(d)   To enter into any and all other agreements on behalf of the Company, with any other person or entity for any purpose including but not limited to the hiring of Company employees including a General Manager, an Operating Manager and assistant managers.

(e)   To enter into one or more lease agreements for real property from which the Company may conduct its business operations, including entering into a lease or lease agreements with the Manager or such other entities as may be related to or affiliated with the Manager.

(f)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business, including paying the fees and expenses described in this Agreement and delegating duties and authority to others when deemed necessary or appropriate.

(h)   To enter into on behalf of the Company one or more loan agreements borrowing funds, which loan agreements may include pledging, or granting liens on, the real property

and other assets of the Company to secure the loan facility(ies), and a provision allowing for the confession of judgment against the Company.

Any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the Manager and such writing is filed with the records of the meetings of the Manager and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Manager.

5.4   *MEMBER MEETINGS.* The Members shall hold at least one Member's meeting annually. The first Member's meeting shall be held on or before the last day of March each year.

(a)   On fourteen (14) days written notice, any Voting Member may call a special meeting of the Members. Any Voting Member may waive the notice requirement of this Section 2.4 by providing, in writing, a written waiver of the notice requirement.

(b)   A quorum shall be required for a Member's meeting. Any Member shall have the right to attend any Member's meeting. Any Voting Member shall have the right to act at any meeting of the Members by conference telephone or other method of communication by which each Voting Member in attendance can hear all other Voting Members in attendance, or by written proxy duly executed by such Voting Member. Except with respect to any action requiring the vote of a greater number or proportion in interest of the Voting Members under this Agreement or under applicable law, Voting Members holding at least a majority of the outstanding Voting Units of the Company are required to constitute a quorum.

5.5   *VOTING.* Except as otherwise set forth herein, no action requiring approval of the Members shall be taken except on the affirmative vote of a majority of the outstanding Voting Units held by the Voting Members.

5.6   *ACTION WITHOUT MEETING.*

(a)   In lieu of a Member's meeting, any action that may be taken at a Member's meeting may instead be taken by written consent of the required number of Voting Members entitled to vote thereon, provided that all such Voting Members are given at least fourteen (14) days advance written notice of the proposed action.

(b)   To be valid, a notice of written consent shall describe the action to be taken and bear the signature of the person whose consent is given. Voting Members giving written consent need not all sign the same writing. If more than one consent form is used, each shall bear an identical description of the action to be taken.

(c)   The original consent form or forms that support an action shall be placed in the Company's minute book.

(d)   Meetings of the Members by conference telephone call or by any other means of communication, by which all Voting Members can hear each other during the meeting, shall constitute presence in person at the meeting.

5.7 REMOVAL OF MANAGER.

(a)   The Manager of the Company serves at the pleasure of the Voting Members. The Manager of the Company may be removed from office, at any time for any of the acts set forth below. Such determination and removal shall require the affirmative vote of Voting Members (excluding the Manager if the Manager is a Voting Member) holding two-thirds of the outstanding Voting Units (excluding any Voting Units held by the Manager). The acts consulting grounds for removal of the Manager include each of the following:

(i)   Committing any act determined by the Voting Members to constitute gross negligence, fraud or criminal conduct.

(ii)   Filing a voluntary petition for personal bankruptcy, adjudication of bankruptcy, or making or attempting to make an assignment for benefit of creditors.

(iii)   The Disability of the Manager.

(b)   The term "Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Voting Members (excluding the Manager if the Manager is a Voting Member), on the basis of medical evidence reasonably satisfactory to the Voting Members, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Voting Members reconsider their decision. Such request shall be in writing, shall be delivered to the Voting Members within thirty (30) days after the date the Voting Members advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Voting Members do not grant the Manager's request for reconsideration, then the Manager may advise the Voting Members, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Voting Members and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

5.8 LIABILITY AND INDEMNIFICATION.

(a)   Limitation of Liability of the Manager. The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except as expressly provided for by the Act.

(b)   Indemnification of Manager. The Company shall indemnify the Manager for any acts performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company or its Members, or with reckless disregard for the best interest of the Company.

(c)   Limitation of Liability of the Members. No Member shall be personally liable for the liabilities of the Company unless expressly agreed to in a writing signed by the Member to be personally liable. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.9   *VOTE OF THE MEMBERS.* The Members shall have no authority, power or discretion to manage, direct, or control the business, affairs, or assets of the Company or to make any decisions regarding those matters except for those matters specifically requiring Member approval under the terms of the Act or requiring a Member vote under the terms of this Agreement. Assignees shall not be allowed to vote on any matter reserved to the Members. For all matters requiring a vote by the Members, each Voting Member shall vote based on that Member's percentage interest of the Voting Member determined by dividing that Voting Member's Voting Units by all outstanding Voting Unit. Except as expressly set forth in this Agreement or as provided by non-waivable provisions of applicable law, a vote by the Voting Members holding a majority of the outstanding Voting Units shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action. A majority vote of the Voting Members shall be required for the following actions of the Company: (a) election of a replacement Manager, and (b) the amendment of this Agreement except as otherwise provided herein.

5.10   *PARTNERSHIP REPRESENTATIVE.*

(a)   In the good faith determination of the Manager, the Company may make the election out of Subchapter C of Chapter 63 of the Code if the Company is eligible to make such election. If the Manager determines to make such election out, any Member of the Company that is an S corporation or other pass-through entity described in §6221(b)(2) of the Code or any Treasury Regulations or other administrative guidance promulgated thereunder shall, upon written request of the Company, provide in a timely manner the information required by Section 6221(b)(2) of the Code and such Regulations or other administrative guidance necessary to enable the Company satisfy the requirements to make the election out.

(b)   The Manager shall designate a person to serve as "partnership representative" in accordance with §6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder. The Members hereby designate Brent Zimmerman to serve as the partnership representative. The partnership representative shall have the authority provided by §6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the Manager informed on a regular basis regarding the status of any Company tax proceeding and shall perform the partnership representative's duties under the direction and guidance of the Manager. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other

agreements with such agencies or courts as the Manager deems necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member that is disproportionate to the effect it would have on the other Members without the prior written consent of such Member, and provided further that in exercising the partnership representative's authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

(c)   The partnership representative shall give prompt written notice to the Manager and each Member of the receipt of: (i) any written notice that the Internal Revenue Service or any state or local taxing authority intends to examine the Company's income tax returns for any year; and (ii) any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Company.

(d)   If the Company is required to pay any "imputed underpayment" (as defined in §6225 of the Code), the Manager shall cause the Company to allocate the amount of such imputed underpayment among the Capital Accounts and distributions of the Members (whether by treating such underpayment as a Company expense, withholding or otherwise) in a manner that is determined in good faith by the Manager to be consistent with such Members' proper economic share of such underpayment and consistent with the economic interests of the Members under this Agreement.

(e)   In lieu of making an imputed underpayment pursuant to §6225 of the Code, the Manager may cause the Company to elect that §6226 of the Code apply to such underpayment. If such election is made, each Member agrees to properly take into account that Member's allocable share of any adjustments and pay any tax, penalties and interest resulting therefrom. This Section 2.10 shall continue to apply to former Members of the Company.

(f)   The Manager shall have the authority to cause the Company to make an administrative adjustment request under the provisions of §6227 of the Code.

(g)   The Manager may amend this Section 2.10 as reasonably determined by the Manager to be necessary in order to comply with or cause this Section 2.10 to be consistent with the Treasury Regulations and other administrative guidance issued under the Code as amended by §1101 of the Bipartisan Budget Act of 1985 after the date hereof; provided, however, that no such amendment shall be made in a manner that is disproportionately adverse to any Member without such Member's prior written consent.

(h)   The provisions of this Section 2.10 shall survive the termination of the Company or the termination of a Member's Interest in the Company and, with respect to matters arising prior to the date of such termination, shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any all matters regarding taxation of the Company or the Members.

5.11   NOTICE AND WAIVER OF CONFLICTS. The Members acknowledge that Mr. Brent Zimmerman is also a Member and Manager of Me Too, LLC (the "Landlord") which owns and leases to the Company the real property located at 2885 Detroit Road, Cleveland, Ohio. The Members acknowledge and agree that Mr. Zimmerman as the Manager of the Company and the Landlord shall be entitled to set the terms and

conditions of the lease agreement by and between the Landlord and the Company, the Members acknowledge and waive any such conflict of interest.

5.12   *OTHER BUSINESS.* Except as otherwise set forth in this Agreement, and the Brewer's Non-Competition and Non-Solicitation Agreement, each Member may engage independently or with others in other business and investment ventures of every nature and description, unless otherwise set forth in this Agreement, and shall have no obligation to account to the Company for such business or investment ventures or for the business or investment opportunities.

5.13   Reimbursement of Company Expenses. The Company shall bear all costs and expenses attributable to Company activities, and shall reimburse the Manager for all such costs and expenses paid thereby on behalf of the Company. Any reasonable amounts advanced by the Manager and not reimbursed by the Company within thirty (30) days of invoice shall bear interest at the minimum interest rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

ARTICLE 6
RESTRICTIONS ON TRANSFER

6.1   *GENERAL RESTRICTIONS.* Each of the Members agrees not to sell, gift, transfer, assign or otherwise dispose of all, or any portion, of its Units in the Company, whether now owned or hereafter acquired, except in accordance with the terms of this Agreement.

6.2   *ENCUMBRANCE.* Each of the Members agrees not to pledge, hypothecate, or otherwise secure any type of debt or obligation with all, or any portion of, the Units which he, she or it owns (or hereafter acquires) in the Company, whether such debt is incurred voluntarily, or involuntarily.

6.3   *TRANSFER OR ENCUMBRANCE.* No Member shall be permitted to transfer, whether for consideration or no consideration, pledge, mortgage, or encumber all or any portion of its Units without the consent of the Manager, which consent shall not be unreasonably withheld.

6.4   *ATTEMPTED TRANSFER OR ENCUMBRANCE.* Any attempted transfer, pledge, mortgage or encumbrance by a Member of all or any portion of the Units owned (or hereafter acquired) by that Member in the Company, which is not in compliance with the terms of this Agreement, shall be void, and shall not be reflected on the records of the Company.

6.5   *TRANSFERS UPON DEATH.* Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

(a)   In the event of a purchase of the deceased or disabled Member's Units as set forth herein, the price for the Interest purchased under the provisions of this subsection shall be the Fair Market Value (as defined in Section 6.12) of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the

balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

(b)   In the event the estate and/or the beneficiaries of the estate retain the deceased Member's Units as an assignee(s), the assignee(s) shall have the right to share in the Profits and Losses of the Company in accordance with the Percentage Interest reflected by the Units held. However, the assignee(s) shall have no other rights as a Member and the assignee(s) shall not be permitted to vote on any matter reserved to the Members, except as required by Ohio law.

6.6   *INVOLUNTARY LIFETIME TRANSFERS.* A Member shall immediately notify the other Members, in writing, upon becoming aware of facts that would reasonably lead him or her to believe that a court ordered transfer or sale of all or any portion of its Units in the Company is foreseeable or likely, including, but not limited to, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property or similar state law; or pursuant to any seizure by a creditor or under any provision or provisions of the United States Bankruptcy Code. Such notice shall set forth the facts relating to the anticipated court order and the Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event that the Company does not elect to purchase the Units, the other Members shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event either the Company or the other Members elect to purchase the subject Units, the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.7   *EXPULSION OF A MEMBER.* Upon a vote of the Voting Members holding 2/3rd's of the outstanding Voting Units of the Company, a Member may be expelled for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any matter which harms the good will or reputation of the Company. In the event of the expulsion of a Member, the Company shall purchase the Units of the expelled Member, or if the Company elects not to purchase the Units of the expelled Member, the other Members shall purchase the Units of the expelled Member, as follows: (a) the purchase price of the Units t shall be either as agreed by the parties, or if the parties cannot agree, the Fair Market Value of the Units as defined by this Agreement; and (b) the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.8   *RESIGNATION OR WITHDRAWAL OF A MEMBER.* No Member shall have the power or right to resign or withdraw from the Company, and the provisions of Section 1705.15(B) of the Act shall apply to this Agreement.

6.9.   *NO MANDATORY SALE OR BUY BACK OF MEMBERSHIP INTERESTS.* Neither the Company nor any Member of the Company shall be required to purchase any Member's Units, and except as specifically set forth in this Agreement, no Member shall be required to sell its Units.

6.10   *CONTINUATION OF RESTRICTIONS.* This Agreement, and the terms, conditions and restrictions set forth herein, shall continue to apply to any Units transferred by a Member in accordance with this Article 6.

As a condition to any transfer of any Unit hereunder, any Member shall require that a transferee agree in writing to be bound by all of the terms, conditions and restrictions of this Agreement, which writing may take the form of a certificate of acceptance and adoption of this Agreement.

6.11 *PURCHASE PRICE.* Within 120 days following the close of the Company's taxable year, the Members shall approve the Fair Market Value of the Units of the Company to be used during the current taxable year. The purchase price of the Units required to be purchased and/or sold pursuant to this Agreement shall be the Fair Market Value as approved by the Members.

6.12 *FAIR MARKET VALUE.* Within thirty (30) days following the end of each taxable year, the Manager shall determine the value of one hundred percent (100%) of the outstanding Units as of the end of such taxable year (the "Company Value"). The Manager may use such additional information as the Manager may deem necessary to determine the Company Value including, without limitation, bank appraisals.

ARTICLE 7
REPRESENTATIONS & WARRANTIES OF THE MEMBERS

7.1 *INVESTMENT MATTERS.* By executing a counterpart signature page to this Agreement or an instrument of joinder, each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a) Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b) Understands that there is no market for any Units in the Company, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Units is restricted under the terms of this Agreement, that such Member shall hold such Member's Units indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Units under the Securities Act of 1933 or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c) Acknowledges that investment in any kind of Units involves certain risks and that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Units for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d) Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Units, including the fact that any certificate that may be issued representing such Units will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e)   Is not subscribing for such Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)   Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g)   Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest and has had the opportunity to obtain information about and review the records of the Company.

(h)   Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i)   Has the capacity, power, and authority to enter into this Agreement and perform such Member's obligations as provided in this Agreement.

(j)   The signing, delivery, and performance of this Agreement by each Member does not (i) violate any contract to which such Member is a party, (ii) give rise to a right of termination or acceleration under any contract by which such Member is bound, (iii) otherwise violate any federal, state or local law or regulation applicable to such Member, or (iv) constitute an event that, after notice or lapse of time, or both, will result in any of the foregoing.

(l)   With respect to each Member who is an employee or Manager of the Company, such Member has all authorizations necessary for the operation of the Company's business, all of which are valid and continuing. No proceeding, audit, inquiry, investigation, judicial or administrative process of any governmental authority is pending to revoke or limit any of authorizations or otherwise impose any conditions or obligations on the possession or transfer of such Member's Interest in the Company.

7.2   *AUTHORIZATION: NO CONFLICTS: DUE EXECUTION AND DELIVERY.* Each person now or hereafter becoming a party to this Agreement hereby represents and warrants to the Company and to each other party hereto that such person is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each party hereto that such representative is duly authorized to do so.

ARTICLE 8
DISSOLUTION

8.1   *DISSOLUTION.*

(a)   The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a "Dissolution Event"): (i) a Liquidity Event (as defined below); (ii) the entry of a decree of judicial dissolution pursuant to §1705.47 of the Act, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to §1705.47 of the LLC Law

without the consent of the Voting Members holding two-thirds of the outstanding Voting Units; (iii) the affirmative vote or written consent of the Manager and the Voting Members holding two-thirds of the outstanding Voting Units to dissolve the Company; or (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

(b)   The term "Liquidity Event" means a sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to any of its subsidiaries shall be deemed to be a Liquidity Event *per se*.

(c)   The Members hereby agree that, notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Dissolution Event.

8.2   *WINDING UP.* Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed as set forth in Section 4.4.

ARTICLE 9
MISCELLANEOUS

9.1   *CERTIFICATES FOR MEMBERSHIP INTERESTS.* A Member's Interest may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be determined by the Manager; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a membership interest:

> "The membership interest represented by this document has not been registered under any securities laws and the transferability of such membership interest is restricted. This membership interest may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such membership interest by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such membership interest will then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."

9.2   HEIRS, SUCCESSORS AND ASSIGNS.   Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

9.3   RIGHTS OF CREDITORS AND THIRD PARTIES UNDER THIS AGREEMENT.   This Agreement is entered into among the Company and its Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and its Members with respect to any capital contribution or otherwise.

9.4   OHIO LAW CONTROLLING.   The laws of the State of Ohio shall govern all disputes arising from or related to this Agreement and any and all disputes arising from this Agreement shall be resolved in the Cuyahoga County Court of Common Pleas as situated in Cleveland, Ohio.

9.5   ENTIRE AGREEMENT.   This Agreement contains the entire agreement of the parties with respect to the aforesaid matters, and any amendment, modification, or waiver of any provision is valid only if in writing and signed by the requisite number of Members.

9.6   TERM.   This Agreement shall remain in full force and effect unless and until amended, modified, or terminated by the requisite number of Members.

9.7   NECESSARY ACTS.   Each of the parties hereto agrees that he or she will do any act or thing and will execute any and all instruments necessary and/or proper to make effective the provisions of this Agreement.

9.8   NOTICES.   All notices required or permitted hereunder shall be made in writing and shall be deemed to be properly made on the date the notice is received when personally delivered to the party to receive the notice, or the post-mark date when the notice is sent by express mail, certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice. Any notice required to be given to a Member shall be given at the address of the Member as set forth in Exhibit A. Notice to the Company shall be given to the Manager at the address set forth in Exhibit A.

9.9   BINDING EFFECT.   This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legatees, executors, administrators, personal representatives, successors and assigns.

9.10   SEVERABLE PROVISIONS.   The provisions of this Agreement are severable, and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

9.11   COUNTERPART EXECUTION.   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.12   CONFIDENTIAL INFORMATION.   Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Manager and their respective affiliates that is confidential in nature,

including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person with which such Member may be associated in any manner. Each Member agrees that, except in connection with maintaining and reporting such Member's investment in the Company or as may be required by law or court order, such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis.

9.13   *AMENDMENTS*.

(a)   This Agreement may be amended by the Manager to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Exhibit A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

(b)   Subject to Section 9.13(a), this Agreement may be amended only by the affirmative vote or written consent of Voting Members holding a majority of the outstanding Voting Units; provided that: (i) an amendment that would affect any class of Units in a manner materially and disproportionately adverse to any other class of Units in existence immediately prior to such amendment shall be effective against the holders of that class of Units so materially adversely and disproportionately affected only with the prior written consent or vote of the holders of at least a majority of that class of Units; (ii) no amendment alter or modify the limited liability of any Member without the written consent of such Member; and (iii) no amendment may adversely affect the federal income tax treatment to be afforded a Member without the written consent of such Member.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK. ONLY THE SIGNATURE PAGES AND EXHIBIT TO FOLLOW.]

IN WITNESS WHEREOF, the Company and the below named Members have executed this Saucy Brew Works, LLC Second Amended and Restated Operating Agreement as of the day and year written below:

SAUCY BREW WORKS, LLC

Signed: ______________________
Name: Brent Zimmerman
Its: Manager
Date: 6/18/2020



ERIC ANDERSON

Signed: ______________________

Date: 6.18.2020

PAUL HUBBARD

Signed: ______________________

Date: 6/18/2020

EXHIBIT A

MEMBERS, MANAGER, PRINCIPAL OFFICE AND STAUTORY AGENT OF THE COMPANY

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest[1]
Brent Zimmerman Address: **	1.90%	13.50%	0.00%	15.40%
Eric Anderson Address: **	0.00%	9.00%	0.00%	9.00%
Paul Hubbard Address: **	34.17%	2.00%	0.00%	36.17%
Sean Cochran Address: **	7.41%	2.50%	0.00%	9.91%
Matthew Shubeck Address: **	0.16%	3.00%	0.00%	3.16%
IPlan Group, Custodian, FBO William Sinn, IRA Address: **	0.82%	0.00%	0.00%	0.82%
Bob Hare Address: **	0.80%	0.00%	0.00%	0.80%
Ben Murcek Address: **	0.21%	0.00%	0.00%	0.21%

[1] "Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, that the units owned by such Member at any given time bears to all of the outstanding Units owned by all Members as of such date.

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Paul Biendenbach Address: **	0.25%	0.00%	0.00%	0.25%
In The Sauce, LLC Address: **	2.72%	0.00%	0.00%	2.72%
Tom Caito Address: **	0.41%	0.00%	0.00%	0.41%
Aaron Mayo Address: **	0.21%	0.00%	0.00%	0.21%
Matt Jenkins Address: **	1.11%	0.00%	0.00%	1.11%
Gene Horn Address: **	0.12%	0.00%	0.00%	0.12%
Greg Zimmerman Address: **	0.45%	0.00%	0.00%	0.45%
Dustin Watson Address: **	0.66%	0.00%	0.00%	0.66%
Reid Woodruff Address: **	0.08%	0.00%	0.00%	0.08%
Gary Woodruff Address: **	0.21%	0.00%	0.00%	0.21%

Member	Class A Units	Class B Units	Class C Units	Total Membership Interest
Gene VaOrsdall Address: **	0.11%	0.00%	0.00%	0.11%
Brent Carlson Address: **	0.45%	0.00%	0.00%	0.45%
Paul Harris Address: **	0.57%	0.00%	0.00%	0.57%
Our Time LLC Address: **	0.10%	0.00%	0.00%	0.10%
Lee Watson Address: **	0.33%	0.00%	0.00%	0.33%
Joe Ringholz Address: **	0.08%	0.00%	0.00%	0.08%
Kent Miller Address: **	0.16%	0.00%	0.00%	0.16%
Michael Sherger Address: **	0.37%	0.00%	0.00%	0.37%
William Bever Address: **	0.12%	0.00%	0.00%	0.12%
Martin Bever Address: **	0.12%	0.00%	0.00%	0.12%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Andy Luksco Address: **	0.66%	0.00%	0.00%	0.66%
Duane Siesel Address: **	0.12%	0.00%	0.00%	0.12%
Brandt Heinrich Address: **	0.22%	0.00%	0.00%	0.22%
Mike Carny Address: **	0.27%	0.00%	0.00%	0.27%
Eric Allen Address: **	1.04%	0.00%	0.00%	1.04%
Steve Stoyka Address: **	0.29%	0.00%	0.00%	0.29%
Frank Felice Address: **	0.08%	0.00%	0.00%	0.08%
Mike Flewelling Address: **	0.13%	0.00%	0.00%	0.13%
David Hagen Address: **	0.47%	0.00%	0.00%	0.47%
South Side Brewski's LLC Address: **	1.33%	0.00%	0.00%	1.33%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Gist Heinrich Address: **	1.66%	0.00%	0.00%	1.66%
Brian Ringholz Address: **	0.05%	0.00%	0.00%	0.05%
Bob Schafer Address: **	0.08%	0.00%	0.00%	0.08%
Marvin Siesel Address: **	0.19%	0.00%	0.00%	0.19%
Joanne Holiday Address: **	0.82%	0.00%	0.00%	0.82%
Steve Fruth Address: **	0.25%	0.00%	0.00%	0.25%
Nathan Hohman Address: **	0.25%	0.00%	0.00%	0.25%
Jeanette Hay Address: **	0.22%	0.00%	0.00%	0.22%
Ken Shubeck Address: **	0.11%	0.00%	0.00%	0.11%
Dan Beeker Address: **	0.12%	0.00%	0.00%	0.12%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Jeffrey Stack Address: **	0.62%	0.00%	0.00%	0.62%
Andrew Stritmater Address: **	0.22%	0.00%	0.00%	0.22%
Austin Stritmater Address: **	0.17%	0.00%	0.00%	0.17%
Robert Gelman Address: **	0.41%	0.00%	0.00%	0.41%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%
Franklin Clubhouse LLC Address: **	0.41%	0.00%	0.00%	0.41%
Rick Nechio Address: **	0.25%	0.00%	0.00%	0.25%
Tod Garland Address: **	0.14%	0.00%	0.00%	0.14%
Doug Leohr Address: **	1.50%	0.00%	0.00%	1.50%
Benny Scott Address: **	1.50%	0.00%	0.00%	1.50%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Mike Jirousek Address: **	0.17%	0.00%	0.00%	0.17%
Daniel Schaeffer Address: **	0.28%	0.00%	0.00%	0.28%
Prince & Izant Company Address: **	0.14%	0.00%	0.00%	0.14%
Mike Heins Address: **	0.56%	0.00%	0.00%	0.56%
Taylor Davis Address: **	0.28%	0.00%	0.00%	0.28%
Joseph Warszawski Address: **	0.56%	0.00%	0.00%	0.56%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

** As reflected in the Company's books and records.

Address, Telephone and Facsimile Numbers and E-mail Address of the Manager:

Brent Zimmerman
2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: brent@saucybrewworks.com

Address, Telephone and Facsimile Numbers and E-Mail Address of the Principal Office of the Company:

2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: info@saucybrewworks.com

Name, Address and Telephone and Facsimile Numbers of the Statutory Agent:

Scott J. Orille
1301 East 9th Street, Suite 1900
Cleveland, Ohio 44114
Telephone: 216-687-3224
Facsimile: 216-621-8369

NOTE: The Manager may unilaterally amend this Exhibit A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.

SAUCY BREW WORKS SE2 LLC

OPERATING AGREEMENT

Effective Date of Formation
April 19, 2021

Ohio Business Entity Number 4653904

Articles of Organization filed at
Ohio Secretary of State Document Number 202110902284

THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

IN ADDITION, THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED FOR IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

SAUCY BREW WORKS SE2 LLC
OPERATING AGREEMENT

This ***Operating Agreement*** (this "Agreement") having an effective date of April 19, 2021 is entered into by and among ***Saucy Brew Works SE2 LLC,*** an Ohio Limited Liability Company, hereinafter referenced as the "Company," and its Members, (hereinafter referred to collectively as the "Members" or each individually as a "Member").

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Ohio by filing Articles of Organization for record with the Secretary of State of Ohio on April 19, 2021 under the name of "Saucy Brew Works SE2 LLC" (the "Articles of Organization"); and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, will be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
COMPANY FORMATION & GOVERNING LAW

1.1   *FORMATION.* The Members and the Company have concluded it is in their best interest to establish a mechanism to ensure continuity in the management and policies of the Company by conducting business as an Ohio limited liability company formed pursuant to the provisions of Ohio Revised Code Chapter 1705, as amended from time to time, or any corresponding provisions of succeeding law (the "Act") and entering into this Agreement.

1.2   *COMPANY PURPOSE.* The exclusive purposes for which the Company has been formed and the powers that it may exercise are (i) directly acquiring, holding and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company ("Saucy Brew Works"), and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 *et seq.* ("Regulation Crowdfunding"), and (ii) to take any and all actions necessary, appropriate or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company.

1.3   *PRINCIPAL PLACE OF BUSINESS.* The principal place of business and address of the Company shall be as set forth on the attached Exhibit A. The Manager may change the principal place of business of the Company from time to time.

1.4   *STATUTORY AGENT.* The Company's statutory agent in the State of Ohio shall be set forth on the attached Exhibit A. The Manager may change the statutory agent of the Company from time to time.

ARTICLE 2
MEMBERS AND INTERESTS

2.1   *NAMES, ADDRESSES AND INTERESTS OF MEMBERS.*

(a)   The capital structure of the Company will consist of one class of Units (as defined below), which Units constitute membership interests under the Act. The relative rights, powers, duties, liabilities and obligations of the holders of the Units will be as set forth herein. The names, addresses, Units and the percentage interests (the "Percentage Interests") of the Members are set forth on the attached Exhibit A. The Manager shall promptly amend Exhibit A from time to time to reflect a change in any Member's address or contact information, the sale, grant, issuance, redemption or transfer of Units and any change in Percentage Interests; and any such amendment shall be effective as of the date of the event necessitating such amendment.

(b)   A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto.

2.2   Additional Units.

(a)   With the approval of the Manager, the Company may issue additional Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(b).

(b)   The Company may issue additional Units in the Company only if: (i) the requirements of Section 2.2(a) is met; (ii) the Company has received an instrument of joinder to this Agreement executed by the issuee, under which the issuee agrees to be subject to the terms and obligations of this Agreement; (iii) the issuee has made the capital contribution, if any, required by this Agreement, any subscription agreement entered into by the issuee or the Manager; and (iv) the issuee has provided such other information or agreements, if any, as the Manager may require.

2.3   *LIMITED LIABILITY*. Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

2.4   *RIGHT TO DIRECT COMPANY TO ASSERT RIGHTS.* Each Member shall have the right to direct the Manager, on behalf of the Company, to assert the rights under applicable State and Federal laws that such Member would have if he/she invested directly in Saucy Brew Works.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   *CAPITAL CONTRIBUTIONS*.

(a)   INITIAL CAPITAL CONTRIBUTIONS. The initial capital contributions made, or to be made by the Members, if any, are set forth in the Company's records.

(b)   ADDITIONAL CAPITAL CONTRIBUTIONS. Except as otherwise provided in this Agreement, no Member shall be required to make any additional capital contributions to the Company.

3.2   *INTEREST*. No interest shall be paid on any capital contributions.

ARTICLE 4
TAX STATUS

The Manager shall make an election for the Company to be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment.

ARTICLE 5
MANAGEMENT

5.1   *THE MANAGER*. The Company will be managed by a manager (the "Manager"). The Manager of the Company may be, but is not required to be, a Member. Mr. Brent Zimmerman is hereby appointed as the initial Manager with all of the rights, powers and duties set forth in this Agreement. The Manager of the Company shall be identified on the attached Exhibit A, as amended from time to time to reflect any change of the Manager.

5.2   *TERM OF MANAGER*. Brent Zimmerman shall remain the Manager of the Company until such time as he resigns or he is removed from office in accordance with Section 5.7 of this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice. If, for any reason, the Manager is unable or unwilling to serve, the vacated position shall be filled by election. If the next regular Member's meeting is scheduled to be held fewer than 30 days after the vacancy occurs, the election shall be held at that meeting; otherwise, a special Member's meeting shall be held to elect a replacement Manager within 60 days of the date the office is vacated. The replacement Manager shall be elected by a majority vote of the Members. A successor Manager elected by the Members shall hold office until the first to occur of the death, disability, removal, dissolution or resignation of such Manager.

5.3   *POWERS AND DUTIES OF THE MANAGER.* Except as otherwise specifically provided in any other provision of this Agreement or under the requirements of applicable law, the Manager shall have the sole and exclusive right to manage the activities, business and investments of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act and applicable state law, including (but not limited to), the following:

(a)   To maintain reserves for the purpose of paying taxes and any and all other types of costs or expenses of the Company as required or desired by the Manager.

(b)   To employ accountants, legal counsel, and/or other experts and professionals to perform services for the Company, to negotiate and compensate any such persons from Company funds, and to terminate any such employment.

(c)   To enter into any agreement with any Manager, any Member or any person or entity related to or affiliated with any Manager, any Member or any officer of the Company; provided, that any such agreement is entered into in the ordinary course of the Company's

business and on terms which are no less favorable to the Company than would be obtained in a comparable arm's-length transaction with an unrelated third party.

(d)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business, including paying the fees and expenses described in this Agreement and delegating duties and authority to others when deemed necessary or appropriate.

Any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the Manager and such writing is filed with the records of the meetings of the Manager and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Manager.

5.4   _MEMBER MEETINGS._ The Members shall hold at least one Member's meeting annually. The first Member's meeting shall be held on or before the last day of March each year.

(a)   On fourteen (14) days written notice, a Member or group of Members holding at least a majority of the outstanding Units may call a special meeting of the Members. Any Member may waive the notice requirement of this Section 2.4 by providing, in writing, a written waiver of the notice requirement.

(b)   A quorum shall be required for a Member's meeting. Any Member shall have the right to attend any Member's meeting. Any Member shall have the right to act at any meeting of the Members by conference telephone or other method of communication by which each Member in attendance can hear all other Members in attendance, or by written proxy duly executed by such Member. Except with respect to any action requiring the vote of a greater number or proportion in interest of the Members under this Agreement or under applicable law, Members holding at least a majority of the outstanding Units of the Company are required to constitute a quorum.

5.5   _VOTING._ Except as otherwise set forth herein, no action requiring approval of the Members shall be taken except on the affirmative vote of a majority of the outstanding Units held by the Members.

5.6   _ACTION WITHOUT MEETING._

(a)   In lieu of a Member's meeting, any action that may be taken at a Member's meeting may instead be taken by written consent of the required number of Members entitled to vote thereon, provided that all such Members are given at least fourteen (14) days advance written notice of the proposed action.

(b)   To be valid, a notice of written consent shall describe the action to be taken and bear the signature of the person whose consent is given. Members giving written consent need not all sign the same writing. If more than one consent form is used, each shall bear an identical description of the action to be taken.

(c)   The original consent form or forms that support an action shall be placed in the Company's minute book.

(d)   Meetings of the Members by conference telephone call or by any other means of communication, by which all Members can hear each other during the meeting, shall constitute presence in person at the meeting.

5.7   *REMOVAL OF MANAGER.*

(a)   The Manager of the Company serves at the pleasure of the Members. The Manager of the Company may be removed from office, at any time for any of the acts set forth below. Such determination and removal shall require the affirmative vote of Members (excluding the Manager if the Manager is a Member) holding two-thirds of the outstanding Units (excluding any Units held by the Manager). The acts consulting grounds for removal of the Manager include each of the following:

(i)   Committing any act determined by a court of competent jurisdiction to constitute fraud or criminal conduct.

(ii)   The Disability of the Manager.

(b)   The term "Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Members (excluding the Manager if the Manager is a Member), on the basis of medical evidence reasonably satisfactory to the Members, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Members reconsider their decision. Such request shall be in writing, shall be delivered to the Members within thirty (30) days after the date the Members advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Members do not grant the Manager's request for reconsideration, then the Manager may advise the Members, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Members and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

5.8   *LIABILITY AND INDEMNIFICATION.*

(a)   <u>Limitation of Liability of the Manager.</u> The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except as expressly provided for by the Act.

(b)   Indemnification of Manager. The Company shall indemnify the Manager for any acts performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company or its Members, or with reckless disregard for the best interest of the Company.

(c)   Limitation of Liability of the Members. No Member shall be personally liable for the liabilities of the Company unless expressly agreed to in a writing signed by the Member to be personally liable. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.9   *VOTE OF THE MEMBERS.* The Members shall have no authority, power or discretion to manage, direct, or control the business, affairs, or assets of the Company or to make any decisions regarding those matters except for those matters specifically requiring Member approval under the terms of the Act or requiring a Member vote under the terms of this Agreement. Assignees shall not be allowed to vote on any matter reserved to the Members. For all matters requiring a vote by the Members, each Member shall vote based on that Member's percentage interest determined by dividing that Member's Units by all outstanding Units. Except as expressly set forth in this Agreement or as provided by non-waivable provisions of applicable law, a vote by the Members holding a majority of the outstanding Units shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action. A majority vote of the Members shall be required for the following actions of the Company: (a) the election of a replacement Manager; (b) the sale of all or substantially all of the Company's assets, or the entering into of any contract, agreement, letter of intent or term sheet or other written documentation in furtherance of the sale of all or substantially all of the assets of the Company; (c) the participation in any tender or exchange offers or similar transactions conducted by Saucy Brew Works; (d) any change to the tax status of the Company; and (e) the amendment of this Agreement except as otherwise provided herein.

5.10   *PARTNERSHIP REPRESENTATIVE.*

(a)   In the good faith determination of the Manager, the Company may make the election out of Subchapter C of Chapter 63 of the Code if the Company is eligible to make such election. If the Manager determines to make such election out, any Member of the Company that is an S corporation or other pass-through entity described in §6221(b)(2) of the Code or any Treasury Regulations or other administrative guidance promulgated thereunder shall, upon written request of the Company, provide in a timely manner the information required by Section 6221(b)(2) of the Code and such Regulations or other administrative guidance necessary to enable the Company satisfy the requirements to make the election out.

(b)   The Manager shall designate a person to serve as "partnership representative" in accordance with §6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder. The Members hereby designate Brent Zimmerman to serve as the partnership representative. The partnership representative shall have the authority provided by §6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the Manager informed on a regular basis regarding the status of any Company tax proceeding and shall perform the partnership representative's duties under the direction and guidance of the

Manager. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other agreements with such agencies or courts as the Manager deems necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member that is disproportionate to the effect it would have on the other Members without the prior written consent of such Member, and provided further that in exercising the partnership representative's authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

(c)   The partnership representative shall give prompt written notice to the Manager and each Member of the receipt of: (i) any written notice that the Internal Revenue Service or any state or local taxing authority intends to examine the Company's income tax returns for any year; and (ii) any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Company.

(d)   If the Company is required to pay any "imputed underpayment" (as defined in §6225 of the Code), the Manager shall cause the Company to allocate the amount of such imputed underpayment among the Capital Accounts and distributions of the Members (whether by treating such underpayment as a Company expense, withholding or otherwise) in a manner that is determined in good faith by the Manager to be consistent with such Members' proper economic share of such underpayment and consistent with the economic interests of the Members under this Agreement.

(e)   In lieu of making an imputed underpayment pursuant to §6225 of the Code, the Manager may cause the Company to elect that §6226 of the Code apply to such underpayment. If such election is made, each Member agrees to properly take into account that Member's allocable share of any adjustments and pay any tax, penalties and interest resulting therefrom. This Section 2.10 shall continue to apply to former Members of the Company.

(f)   The Manager shall have the authority to cause the Company to make an administrative adjustment request under the provisions of §6227 of the Code.

(g)   The Manager may amend this Section 2.10 as reasonably determined by the Manager to be necessary in order to comply with or cause this Section 2.10 to be consistent with the Treasury Regulations and other administrative guidance issued under the Code as amended by §1101 of the Bipartisan Budget Act of 1985 after the date hereof; provided, however, that no such amendment shall be made in a manner that is disproportionately adverse to any Member without such Member's prior written consent.

(h)   The provisions of this Section 2.10 shall survive the termination of the Company or the termination of a Member's Interest in the Company and, with respect to matters arising prior to the date of such termination, shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any all matters regarding taxation of the Company or the Members.

5.11   *DELIVERY OF CERTAIN INFORMATION; REGULATION CROWDFUNDING.* The Manager shall promptly provide copies of all disclosures and other information required under Regulation Crowdfunding to the Members. The Manager shall take all actions necessary to cause the Company to comply with Regulation Crowdfunding and all regulations promulgated thereunder.

5.12   *OTHER BUSINESS.* Except as otherwise set forth in this Agreement, each Member may engage independently or with others in other business and investment ventures of every nature and description, unless otherwise set forth in this Agreement, and shall have no obligation to account to the Company for such business or investment ventures or for the business or investment opportunities.

5.13   *REIMBURSEMENT OF COMPANY EXPENSES.* Pursuant to the terms of that certain Reimbursement Agreement by and between the Company and Saucy Brew Works, dated as of the date hereof, Saucy Brew Works shall bear all costs and expenses attributable to Company activities, and shall reimburse the Manager for all such costs and expenses paid thereby on behalf of the Company.

ARTICLE 6
RESTRICTIONS ON TRANSFER

6.1   *GENERAL RESTRICTIONS.* Each of the Members agrees not to sell, gift, transfer, assign or otherwise dispose of all, or any portion, of its Units in the Company, whether now owned or hereafter acquired, except in accordance with the terms of this Agreement.

6.2   *ENCUMBRANCE.* Each of the Members agrees not to pledge, hypothecate, or otherwise secure any type of debt or obligation with all, or any portion of, the Units which he, she or it owns (or hereafter acquires) in the Company, whether such debt is incurred voluntarily, or involuntarily.

6.3   *TRANSFER OR ENCUMBRANCE.* No Member shall be permitted to transfer, whether for consideration or no consideration, pledge, mortgage, or encumber all or any portion of its Units without the consent of the Manager, which consent shall not be unreasonably withheld.

6.4   *ATTEMPTED TRANSFER OR ENCUMBRANCE.* Any attempted transfer, pledge, mortgage or encumbrance by a Member of all or any portion of the Units owned (or hereafter acquired) by that Member in the Company, which is not in compliance with the terms of this Agreement, shall be void, and shall not be reflected on the records of the Company.

6.5   *TRANSFERS UPON DEATH.* Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 6.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

(a)   In the event of a purchase of the deceased or disabled Member's Units as set forth herein, the price for the Interest purchased under the provisions of this subsection shall be the Company Value (as defined in Section 6.11) of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due

in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

(b)   In the event the estate and/or the beneficiaries of the estate retain the deceased Member's Units as an assignee(s), the assignee(s) shall have the right to share in the Profits and Losses of the Company in accordance with the Percentage Interest reflected by the Units held. However, the assignee(s) shall have no other rights as a Member and the assignee(s) shall not be permitted to vote on any matter reserved to the Members, except as required by Ohio law.

6.6   *INVOLUNTARY LIFETIME TRANSFERS.* A Member shall immediately notify the other Members, in writing, upon becoming aware of facts that would reasonably lead him or her to believe that a court ordered transfer or sale of all or any portion of its Units in the Company is foreseeable or likely, including, but not limited to, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property or similar state law; or pursuant to any seizure by a creditor or under any provision or provisions of the United States Bankruptcy Code. Such notice shall set forth the facts relating to the anticipated court order and the Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Company Value, as defined by this Agreement. In the event that the Company does not elect to purchase the Units, the other Members shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Company Value, as defined by this Agreement. In the event either the Company or the other Members elect to purchase the subject Units, the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.7   *EXPULSION OF A MEMBER.* Upon a vote of the Members holding 2/3rd's of the outstanding Units of the Company, a Member may be expelled for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any matter which harms the good will or reputation of the Company. In the event of the expulsion of a Member, the Company shall purchase the Units of the expelled Member, or if the Company elects not to purchase the Units of the expelled Member, the other Members shall purchase the Units of the expelled Member, as follows: (a) the purchase price of the Units t shall be either as agreed by the parties, or if the parties cannot agree, the Company Value of the Units as defined by this Agreement; and (b) the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.8   *RESIGNATION OR WITHDRAWAL OF A MEMBER.* No Member shall have the power or right to resign or withdraw from the Company, and the provisions of Section 1705.15(B) of the Act shall apply to this Agreement.

6.9.   *NO MANDATORY SALE OR BUY BACK OF MEMBERSHIP INTERESTS.* Neither the Company nor any Member of the Company shall be required to purchase any Member's Units, and except as specifically set forth in this Agreement, no Member shall be required to sell its Units.

6.10   *CONTINUATION OF RESTRICTIONS.* This Agreement, and the terms, conditions and restrictions set forth herein, shall continue to apply to any Units transferred by a Member in accordance with this Article 6. As a condition to any transfer of any Unit hereunder, any Member shall require that a transferee agree in

writing to be bound by all of the terms, conditions and restrictions of this Agreement, which writing may take the form of a certificate of acceptance and adoption of this Agreement.

6.11   *COMPANY VALUE.* Within thirty (30) days following the end of each taxable year, the Manager shall determine the value of one hundred percent (100%) of the outstanding Units as of the end of such taxable year (the "Company Value"). The Manager may use such additional information as the Manager may deem necessary to determine the Company Value including, without limitation, information provided by Saucy Brew Works.

ARTICLE 7
REPRESENTATIONS & WARRANTIES OF THE MEMBERS

7.1   *INVESTMENT MATTERS.* By executing a counterpart signature page to this Agreement or an instrument of joinder, each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a)   Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b)   Understands that there is no market for any Units in the Company, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Units is restricted under the terms of this Agreement, that such Member shall hold such Member's Units indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Units under the Securities Act of 1933 or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c)   Acknowledges that investment in any kind of Units involves certain risks and that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Units for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d)   Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Units, including the fact that any certificate that may be issued representing such Units will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e)   Is not subscribing for such Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)   Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g)   Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest and has had the opportunity to obtain information about and review the records of the Company.

(h)   Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i)   Has the capacity, power, and authority to enter into this Agreement and perform such Member's obligations as provided in this Agreement.

(j)   The signing, delivery, and performance of this Agreement by each Member does not (i) violate any contract to which such Member is a party, (ii) give rise to a right of termination or acceleration under any contract by which such Member is bound, (iii) otherwise violate any federal, state or local law or regulation applicable to such Member, or (iv) constitute an event that, after notice or lapse of time, or both, will result in any of the foregoing.

(l)   With respect to each Member who is an employee or Manager of the Company, such Member has all authorizations necessary for the operation of the Company's business, all of which are valid and continuing. No proceeding, audit, inquiry, investigation, judicial or administrative process of any governmental authority is pending to revoke or limit any of authorizations or otherwise impose any conditions or obligations on the possession or transfer of such Member's Interest in the Company.

7.2   *AUTHORIZATION; NO CONFLICTS; DUE EXECUTION AND DELIVERY.*   Each person now or hereafter becoming a party to this Agreement hereby represents and warrants to the Company and to each other party hereto that such person is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each party hereto that such representative is duly authorized to do so.

ARTICLE 8
DISSOLUTION

8.1   *DISSOLUTION.*

(a)   The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a "Dissolution Event"): (i) a Liquidity Event (as defined below); (ii) the entry of a decree of judicial dissolution pursuant to §1705.47 of the Act, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to §1705.47 of the LLC Law without the consent of the Members holding two-thirds of the outstanding Units; (iii) the affirmative vote or written consent of the Manager and the Members holding two-thirds of the outstanding Units to dissolve the Company; or (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

(b)   The term "Liquidity Event" means a sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive

cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to any of its subsidiaries shall be deemed to be a Liquidity Event *per se*.

(c)   The Members hereby agree that, notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Dissolution Event.

8.2   *WINDING UP*. Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs.

ARTICLE 9
MISCELLANEOUS

9.1   *CERTIFICATES FOR MEMBERSHIP INTERESTS.*   A Member's Interest may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be determined by the Manager; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a membership interest:

> *"The membership interest represented by this document has not been registered under any securities laws and the transferability of such membership interest is restricted. This membership interest may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such membership interest by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such membership interest will then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."*

9.2   *HEIRS, SUCCESSORS AND ASSIGNS.*   Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

9.3   *RIGHTS OF CREDITORS AND THIRD PARTIES UNDER THIS AGREEMENT.* This Agreement is entered into among the Company and its Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights

under this Agreement or any agreement between the Company and its Members with respect to any capital contribution or otherwise.

9.4 *OHIO LAW CONTROLLING.* The laws of the State of Ohio shall govern all disputes arising from or related to this Agreement and any and all disputes arising from this Agreement shall be resolved in the Cuyahoga County Court of Common Pleas as situated in Cleveland, Ohio.

9.5 *ENTIRE AGREEMENT.* This Agreement contains the entire agreement of the parties with respect to the aforesaid matters, and any amendment, modification, or waiver of any provision is valid only if in writing and signed by the requisite number of Members.

9.6 *TERM.* This Agreement shall remain in full force and effect unless and until amended, modified, or terminated by the requisite number of Members.

9.7 *NECESSARY ACTS.* Each of the parties hereto agrees that he or she will do any act or thing and will execute any and all instruments necessary and/or proper to make effective the provisions of this Agreement.

9.8 *NOTICES.* All notices required or permitted hereunder shall be made in writing and shall be deemed to be properly made on the date the notice is received when personally delivered to the party to receive the notice, or the post-mark date when the notice is sent by express mail, certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice. Any notice required to be given to a Member shall be given at the address of the Member as set forth in Exhibit A. Notice to the Company shall be given to the Manager at the address set forth in Exhibit A.

9.9 *BINDING EFFECT.* This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legatees, executors, administrators, personal representatives, successors and assigns.

9.10 *SEVERABLE PROVISIONS.* The provisions of this Agreement are severable, and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

9.11 *COUNTERPART EXECUTION.* This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.12 *CONFIDENTIAL INFORMATION*. Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Manager and their respective affiliates that is confidential in nature, including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person with which such Member may be associated in any manner. Each Member agrees that, except in connection with maintaining and reporting such Member's investment in the Company or as may be required by law or court order, such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis.

9.13   *AMENDMENTS*.

(a)   This Agreement may be amended by the Manager to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Exhibit A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

(b)   Subject to Section 9.13(a), this Agreement may be amended only by the affirmative vote or written consent of Members holding a majority of the outstanding Units; provided that: (i) no amendment alter or modify the limited liability of any Member without the written consent of such Member; and (iii) no amendment may adversely affect the federal income tax treatment to be afforded a Member without the written consent of such Member.

**[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.
ONLY THE SIGNATURE PAGES AND EXHIBIT TO FOLLOW.]**

IN WITNESS WHEREOF, the Company and the below named Members have executed this Saucy Brew Works SE2 LLC Operating Agreement as of the day and year written below:

SAUCY BREW WORKS SE2 LLC

Signed: _____
Name: Brent Zimmerman
Its: Manager
Date: _____

DAVID LENTZ

Signed: _____

Date: _____

BRENT ZIMMERMAN

Signed: _____

Date: _____

EXHIBIT A

MEMBERS, MANAGER, PRINCIPAL OFFICE AND
STAUTORY AGENT OF THE COMPANY

Member	Units
Brent Zimmerman Address: **	100 (50.00%)
David Lentz Address: **	100 (50.00%)
Total	**100.00%**

** As reflected in the Company's books and records.

Address, Telephone and Facsimile Numbers and E-mail Address of the Manager:

Brent Zimmerman
2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: brent.zimmerman@saucybrewworks.com

Address, Telephone and Facsimile Numbers and E-Mail Address of the Principal Office of the Company:

2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: info@saucybrewworks.com

Name, Address and Telephone and Facsimile Numbers of the Statutory Agent:

MH Business Services LLC
600 Superior Avenue E., Suite 2100
Cleveland, Ohio 44114

NOTE: The Manager may unilaterally amend this Exhibit A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.